UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10SB-12G/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                  FLORIDA                           59-3479186
                 --------                           ----------
            (State or other jurisdiction           (I.R.S. Employer
            of incorporation or organization)      Identification No.)

                            3560 Cypress Gardens Road
                           Winter Haven, Florida 33884
                    ---------------------------------- -----
               (Address of principal executive offices) (Zip Code)

                  Registrant's telephone number (941) 326-1006
                                                 -------------
        Securities to be registered pursuant to Section 12(g) of the Act:
                     7,245,000 Shares of Voting Common Stock

Check here whether the issuer (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes   X      No

As of September 30, 2000, the following shares of the Registrant's common stock were issued and outstanding: 25,000,000 shares authorized, $0.001 par value 7,245,000 issued and outstanding

Item 1.   DESCRIPTION OF THE BUSINESS

HISTORY AND ORGANIZATION

FLORIDINO'S INTERNATIONAL HOLDINGS INC., (the "Company"), was organized in June 1997 under the laws of the State of Florida, having the stated purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Florida.

The Company designs, develops, owns and operates family style neighborhood Italian food restaurants featuring freshly prepared, moderately priced pizza and pasta dishes. Floridino's restaurants seek to incorporate a self-service fast casual dining experience for its customers providing high quality Italian food. The Company also produces frozen Italian foods, such as pizzas, calzones, and pazza rolls, for sale to restaurants and institutional customers. Its operations encompasses to segments which generate revenues: restaurant operations and the sale of frozen foods. users.

FLORIDINO'S RESTAURANTS


         In late 1998, the Company owned and operated the following restaurants:

                               Floridino's of Lakeland
                               Hard Ball Cafe
                               Floridino's of Bartow
                               Home of the Calzone
                               Floridino's Inc.
                               Floridino's Pizza Etc.

All the restaurants were located in Florida, except for Floridino's Inc., which is located in New York City, New York. In addition, the Company franchised its Italian food restaurant concept and recipes through its wholly owned subsidiary, Floridino's International Inc. Floridino's of Lakeland , Inc. ("Lakeland") was formerly Floridino's of Lake Wales, Inc. ("Lake Wales). In November 1997, the assets and liabilities of Lake Wales were transferred to Lakeland.

Shareholders in late 1998 were dissatisfied with the Company's progress and results. As a result, they demanded that changes to management be made and that the Company undertake a fresh and revised approach to its operations. New management then took over the Company in early 1999 and assessed the Company's prior results, its products and its potential for future development. Management determined that the restaurants were not producing enough revenue for the Company and that the style and concept of these restaurants were outdated. Management decided that new products and a new restaurant style should be introduced which would broaden the Company's product base and potential for revenue growth.

The Company revamped its Lakeland restaurant and incorporated a fast self service upscale concept. This restaurant operates under the name "Mama Mia" and focuses on providing high quality Italian food in a casual dining environment. In September 1999, the Company opened an additional restaurant in New York

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operating under the name "Floridino's Cafe" which provides sandwiches, soups, salads and personal size pizza. The Company maintains and operates the restaurant in New York City, through its wholly owned subsidiary "Floridino's Inc." Management's goal for this new restaurant is to serve authentic Italian cuisine in an upscale fast food environment. The format is express style with customers being served at the counter for carry out or to dine on the premises. The ambiance provides for a casual dining experience in a warm, relaxed setting. The entire premise behind Floridino's Cafe is to accommodate the lifestyle of today's consumer who demands quality, nutritious meals on the run.

Floridino's, Inc. and Zoop Soups, Inc. were acquired by the Company in November 1998 and merged into Floridino's, Inc., a wholly owned subsidiary of the Company. Zoop Soups specializes in creating soup recipes that are provided to Floridino's Cafe. The Company intends to market its Zoop Soups items to the general public and to offer Zoop Soups items at its other restaurants in Florida.

The Company opened two additional restaurants in 2000. Floridino's Express Inc., opened in Lake Wales, Florida in May 2000. In December 1999, the Company had opened Floridino's of Delray located in Delray Beach, Florida; however this restaurant was closed in July 2000 because the restaurant had not met management's expectations of success. The second restaurant in Lake Wales, Florida was delayed due to problems in obtaining requisite permits and opened in May 2000. This new restaurant operates under the name "Floridino's Fast Italian".

All of the Company's restaurants emphasize the prior success of the Company's calzone which is marketed by the Company as "The World's Biggest Calzone" and include the Floridino's fast Italian casual self-service upscale concept. The goal of the Company's new concept is to serve authentic Italian cuisine in a fast food environment. This format incorporates express style restaurants with customers being served at the counter for carry out or on premises dining. An upscale ambiance is incorporated into the concept to provide for a casual dining experience in a warm, relaxed setting.

The Company does not focus on either metropolitan or rural areas in selecting locations for restaurants. Rather, it chooses its location targeting areas which possess demographics of generally 20,000 homes in a 3.25 mile radius. High traffic locations are also considered meaning that such locations must have at least 10,000 cars pass by the location per day. This situates the restaurant in a location where it has public exposure and which is easily accessible to customers.

Toho Holdings, Inc. was organized in March 1999 for the purpose of holding title to the Company's real estate assets and is a wholly owned subsidiary of the Company.

         Suppliers
         ---------

The Company's sources of materials and ingredients for its restaurants are obtained from food suppliers. The major suppliers of the Company are Coca

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Cola(R), Bari Foods, Catilina Food Ingredients, Sysco Foods, Rockets Red Glare
and D & J Tomato Co. These suppliers provide materials such as beverages, and perishable goods such as sauces, meats, cheeses and bread products for the Company's products.

         Franchising Activities
         ----------------------

The Company also franchises its concept to individuals interested in operating a business under the Floridino's name. The franchise concept of the Company operates through the Company's wholly owned subsidiary, Floridino's International Inc., which was incorporated in September 1993. Since 1997, there have been eleven (11) franchise restaurants which have operated under agreement with the Company. These franchised restaurants have operated in locations throughout the United States, including in Iowa, Florida, Colorado, South Dakota, Arizona and Texas. The main source of income from franchising is generated through the sale of franchises and franchise fees. They have distinct royalty fee schedules which range from payments of two (2%) percent to four (4%) percent of revenues generates. Of the eleven (11) restaurants, seven (7) have closed and four (4) remain operational, two in Arizona and one (1) each in Iowa and Oklahoma.

         Frozen Food Products
         --------------------

The Company also operates a frozen foods segment which develops and produces frozen food products including calzones, pizza and pazzo rolls. This segment operates from a 6,000 square foot operating plant in Lakeland, Florida and from a 9,600 square foot plant in Palm City, Florida.

 New management, which assessed the Company in April 1999, decided to temporarily close the plant after finding that its production facility and capacity were inadequate to meet any significant demand for the Company's frozen food product. The frozen foods plant in Lakeland was inadequate as it was unable to produce enough products to meet the projected demand and to be capable of handling new management's aggressive plans for growth and expansion of the frozen foods segment. Packaging at the plant was also not standardized or efficient. After a renovation of the plant and acquisition of new machinery and equipment, the Company reopened the plant in November 1999 and began receiving orders in January 2000.

In February 2000, the Company purchased Triton Prestige Products Inc. for 50,000 shares of the Company's common stock. Triton operates an Italian food processing plant in Palm City, Florida and specializes in supplying school districts in the southeastern United States with frozen pizzas for consumption in their cafeterias. The Triton brand products are sold under the Triton brand name and label. The Company seeks to market and sell its Triton frozen food products to "institutional" customers such as schools, hospitals, and prisons.

The Lakeland plant's operations is owned and managed by the Company's wholly owned subsidiary, Floridino's Specialties Distribution, Inc. The Palm City plant is owned and managed by the Company's wholly owned subsidiary, Triton Prestige Products Inc.,

                                        4

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The Company completed the purchase of a purchased the bordering property of the
Lakeland plant and warehouse structure for future expansion in September 1999. These expansion plans include a full-scale bakery, four separate production lines, appropriate support facilities and corporate headquarters. Completion is scheduled for the first quarter of the year 2001, subject to funding. Upon completion of the new facility, the existing manufacturing area will be refurbished to strictly manufacture pazzo rolls and pizzas.

         Consultants
         -----------

The Company's relationships with consultants are premised on a performance based approach whereby the consultant will be allowed to continue to oversee the daily operations of the Company so long as it meets specified performance milestones set by the Company. The consultant group shall also oversee the training of staff, promotions and advertising. The Company believes this will induce and inspire an aggressive management approach by a consultant thereby effectuating positive results for the Company.

The Company has adopted an approach whereby each segment should perform on its own. In line with this philosophy, the Company does not intend to hire any consultant to oversee or advise on the entire operations of the Company. Rather, management believes that it is best to retain consultants to advise or consult on a particular segment of the Company in which the consultant has expertise.

It is the intent of the Company that consultants hired to advise on a particular segment of the Company shall be paid, whenever possible, on a performance based arrangement. Consultants hired for the frozen food segment currently advise and consult on the marketing of the segment, to organize and oversee the manufacturing and engineering of that segment's production process, to develop an organizational structure, policies and procedures for the segment's normal operations of business and to advise on investor relations promotions for that segment.

The Company had has retained the Ephraim Group to oversee the entire production facility and development of the Company's frozen food line in June 1999. The terms of that agreement was is for five (5) years but the agreement was terminated by the Company for non-performance in July, 2000. In consideration of such services, the Ephraim Group received One Hundred Thousand (100,000) shares of restricted common stock in the Company for entering into of the agreement in August 1999.

The Ephraim Group had overseen the management of the frozen foods division, been responsible for employee production and hiring, conducted research into the Company frozen foods segment and determined that a modernization of its production plant by acquiring new machinery which would streamline the production of the Company's products and increase its capacity. The Ephraim Group had also consulted the Company on organizing the manufacturing and engineering of the Company's production process and has advised on the purchase of additional equipment and freezers which would be conducive to the modernization of the Lakeland plant. Management decided to terminate the consulting agreement with the Ephraim Group in July 2000 and to take over the management of the division directly.

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

The results of the Ephraim Group's research resulted in a modernization of the Lakeland plant by acquiring new machinery which will streamline the production of the Company's products and increase its capacity. To this end, the Company has expended approximately $456,000 to acquire new machinery and modernize its plant. The acquisitions and improvements were completed and the plant was opened for operations in November 1999.

No specific plans to hire consultants have been made beyond the general plan currently disclosed.

         Competition
         -----------

The Company recognizes vast competition in both the restaurant and frozen food industry. In response to this, it has targeted a niche area specializing in calzones and pazzo rolls which have limited competition. This niche area will be exploited by management by commencing a national marketing campaign which will set the Company's products apart from other nationally marketed frozen foods. Management will insist on an aggressive and innovative market approach in order to develop and cultivate long term growth for the Company with an aim at minimizing reliance on any particular segment in the food industry.

The Company believes that competition in the frozen food category is based on price, quality, marketing, sales, publicity, and distribution. The Company finds competition in the frozen food pizza market which is extensive and intense. Floridino's is committed to producing a quality product in order to separate itself from other competitors. It plans on utilizing only premium ingredients for all of their products. It also believes that it has identified a market niche and possesses the ideal product to fill that void. Additionally, the Company seeks to establish a pricing schedule which is in line with all of tile competitive products being targeted.

The Company's finds that competition in the calzone market is substantial. The two primary competitors manufacturing calzones today are Stefanos and Pellegrinos. Both are regional companies with limited distribution. Stefanos has found a niche in the southeast region with distribution in a few respectable grocery chains. The primary retailer for Pellegrinos is the Super Wal-Mart chain of stores. Stefanos and Pellegrinos offer an average product with fairly nice packaging. The product of both these companies is machine made with the ingredients being injected into the crust. Floridino's seeks to separate itself from these competitors by providing a products with a homemade look and with quality ingredients.

In the restaurant segment competition is fierce. There is an over abundance of restaurants in the industry each offering a wide array of themes and cuisine to choose from. The Company believes that all such restaurants are compete for a share of the incremental dollars consumers spend in dining out. Floridino's seeks to separate itself by is staking out the upscale end of this market and thereby separating itself from the current top competitors in this arena. Floridino's believes that the upscale

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self-service market has yet to be exploited. It strives to do so by maintaining a clean, friendly, open and inviting environment, appealing to consumers seeking quality food products and by focusing on the preparation, presentation of its foods and service.

         Advertising and Marketing
         -------------------------

The Company is currently advertising its restaurants through newspapers, diner coupon books and through hotels in areas which are in close proximity to each respective restaurant. The Company believes that this will be the most cost effective method to attract interest to the restaurants and first time visitors for the purpose of gaining their repeat business. The Company intends on researching the possibility of advertising its stores on the radio. In doing so, it will assess the cost of such advertising with the potential for drawing additional customers. The Company's frozen food products are currently being promoted to national food chains and supermarkets on an individual basis. Additionally, the Company has participate in various trade and food shows to display its products and attract purchaser interest. Where the Company is able to identify a potential purchaser of its frozen foods, it intends on shipping to such potential purchaser a sample of its products in order to attract the purchaser's interest.

         Subsidiaries
         ------------

The Company has eight (8) subsidiaries all of which are wholly owned by the Company.

There are three subsidiaries in existence which oversee and independently operate the restaurants owned by the Company. The names of these subsidiaries are as follows: Floridino's, Inc., a New York cCorporation, which operates the Company's restaurant in New York City; Floridino's Express, Inc., a Florida cCorporation, which operates the Company's Lake Wales restaurant which opened in May 2000, and Floridino's of Lakeland, Inc., a Florida corporation, which operates the Lakeland restaurant. A fourth subsidiary, Floridino's of Delray Beach, Inc. operated the Delray Beach restaurant which was subsequently closed in July 2000 because it failed to meet management's initial goals.

The Company's frozen foods segment is managed by the following two subsidiaries:
"Floridino's Specialties Distributions, Inc" which oversees the development and production of frozen Italian food products at the Company's Lakeland plant, and Triton Prestige Products, Inc., which manages the Company's Palm City plant.

The Company's franchising concept is owned and managed by the Company's wholly owned subsidiary, Floridino's International, Inc.

The Company has another wholly owned subsidiary, Toho Holdings, Inc., which holds title to the Company's real estate properties.

                                        7

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         Properties
         ----------

The Company owned five parcels of land in the State of Florida at the end of 1999. The Company sold two of these parcels, located in Winter haven, Florida, in January 2000 for net proceeds of $89,000 which was used to assist with the expansion and further development of the Company's business. One of the remaining three parcels of land, also in Winter haven, Florida, is currently listed for sale but there has been no agreement for this property to be sold. Currently, the Company holds title, through Toho Holdings, Inc., to three parcels of land: the land and warehouse structure at its Lakeland plant, the land and warehouse structure adjacent to the Lakeland plant, and a building in Winter Haven, Florida which is used for corporate administration.

On January 17, 2000, the Company acquired all of the outstanding shares of common stock of Triton Prestige Products, Inc. in exchange for 50,000 shares of the Company's restricted Common Stock. Triton is now a wholly owned subsidiary of the Company. Triton has been operating since July 1999. Its primary business is to provide frozen pizza products through its frozen food plant in Palm City, Florida to institutions, schools and governmental entities for consumption in their cafeterias. The Triton brand of products are sold under the Triton brand name and label.

The Company previously operated the following subsidiaries: Floridino's Pizza Etc., Inc., Floridino's of Lake Wales, Inc., Hard Ball Cafe, Inc., Floridino's Home of the Calzone, Inc., Floridino's of Delray, and Floridino's of Bartow, Inc. Operations of these subsidiaries were discontinued by the Company as they failed to realize sufficient profit.

         Trademarks and Service Marks
         ----------------------------

The Company is the owner of various trademarks and service marks which are utilized by the Company in the course of its business. The service mark "Home of the World's Largest Calzone" is utilized to promote the Company's restaurant division and also the frozen foods division. The service mark, "Floridino's", is used to promote the Company's segments which utilize the Floridino's name.

The service mark, "Zoop Soups", was acquired by the Company in November 1998 during the course of its acquisition of Zoop Soups, Inc., and is used to promote the Zoop Soups concept in the restaurant operated by the Company in New York City. The trademark "Everything's Going Pazzo at Floridino's" is used to promote the Company's restaurant division and also by the franchisees under the terms and conditions of their respective franchise agreements. The Company has also filed an application for the registration of the service mark, "Fast Italian", which is currently pending. The Company has assigned no value to trademarks or service marks in its financial statements at December 31, 1999.

         Employees
         ---------

As of September 30, 2000, there were 100 employees of the Company. There were 75 employees located in Florida and 25 employees located in New York. The

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restaurant segment had 65 employees, the frozen food processing segment had 29 employees, and corporate administration had 6 employees.

         Governmental Approvals and Regulations
         --------------------------------------

The frozen food products which are produced by the Company are subject to inspection and approval by the U.S. Department of Agriculture. The Company facilitates inspection by the requisite government inspector on the premises of the Company's two production plant who insures that all of the goods produced by the Company are in compliance with the regulations and guidelines of the Department of Agriculture.

Item 2.    FINANCIAL INFORMATION

         Management's Discussion and Analysis or Plan of Operation
         ---------------------------------------------------------

As noted by our auditor's report dated March 22, 2000, except for note 17 for which the date is November 15, 2000 on the financial statements as of December 31, 1999 and December 31,1997, there is a substantial doubt raised about the ability of the Company to operate as a going concern based upon the substantial losses that the Company has incurred. As noted, tThe Company's plans to address this issue were to close all unprofitable restaurants during fiscal 1999 and to raise additional capital through a private offering. These funds were to be used to satisfy outstanding debt of the closed restaurants, to fund the reconstruction of the Lakeland frozen food processing plant in order to satisfy the demand requirements of the potential buyers of the Company's products, and to hire experienced employees and independent contractors to manage and upgrade the existing restaurant segment and Lakeland frozen food plant. It is estimated that the Company will need approximately $100,000 to finish construction of the Lakeland frozen food plant and approximately $159,000 to satisfy debt still outstanding attributable to the debt of the closed restaurants. Management cannot guarantee that it will be able to remove the threat against continuing as a going concern should the Company raise the funds needed to finish the construction on the plant and satisfy the outstanding debt. Management cannot guarantee that the frozen food processing segment will be successful once it is opened. Management feels that the segment will need a year, at least, of operations, in order to develop a market for its product and for the segment to become profitable.

Management estimates that it will need to raise at least $2.0 million in order to complete construction, pay its outstanding debt, and to ensure time for the frozen food segment to develop. However management cannot guarantee that the Company will be able to operate as a going concern should the funds be raised and these goals be accomplished. The Company intends to raise the funds

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necessary through a private placement offering of stock and debt although no assurances can be given that it will be successful.

         Results of Operation
         --------------------

During the past two years, the Company's operations failed to realize net income due to a decrease in revenue and reduction in patrons to its restaurants. The Company also experienced a decrease in franchising fees and royalties as the franchise stores operating under the Company's concept were also experiencing decreased revenue. This led the Company to believe that it required a new approach to its operations. The Company's management was replaced in March 1999 and new management has sought an aggressive approach to develop and market the Company's product line which management believes is of very high quality. New management determined that the Company's restaurants required a fresher, more-upscale fast service image and ambiance to attract customers.

In the past year, the Company has raised approximately $2.1 million though the sale of equity and debt. During the year, the Company received $346,500 from the exercise of warrants. The majority of these funds were used to pay the outstanding debt of the closed restaurants. In addition, the Company raised $1,000,000 through the private sale of 2,000,000 shares of Common Stock. The majority of these funds were used to upgrade and equip the Lakeland frozen food plant. The Company also raised $750,000 in a convertible promissory note offering. These funds were used to purchase the Lakeland frozen food plant and the land adjacent to the plant. Management's goal is to have a state of the art processing plant producing the Company's line of frozen foods. The Company has also expended the funds it has raised to revamp its restaurant concept. New management determined that the Company should create restaurants which were more upscale and esthetically pleasing to customers than those previously operated. As a result, the Company shut all of its existing restaurants. After a period of reconstruction, it reopened and then implemented its new concept at restaurants in Lakeland, Florida and New York, New York.

The Company opened two additional restaurants in Delray Beach, Florida and Lake Wales, Florida in December 1999 and May 2000. Funding for the purchase of the Lakeland frozen food plant and the land adjacent to the plant has been undertaken primarily through the proceeds from the sale of a $750,000 convertible promissory note. The funds from the exercise of the warrants were used to repay previous debts of the closed restaurants. The funds from the $1,000,000 sale of equity in July 1999 was used to acquire equipment and machinery for the development of the Company's frozen food plant in Lakeland, Florida. The Company's management believes that it has the ability to raise additional funds if and when they are required. The Delray Beach restaurant was closed in July 2000 after management concluded that its initial expectations of success for this restaurant had not been met.

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Additional funds may be raised through the sale or mortgaging of the parcels of real estate held by the Company. Additionally, the Company believes that its newly developed concept and operations will attract investors. At this time, the Company has no line of credit with any financial institution. However, the Company believes that its new operations will generate sufficient revenue during the next twelve months to enable the Company to secure a line of credit with a financial institution, if needed.

As noted by our auditor's report dated March 22, 2000, except for note 17 for which the date is November 15, 2000 on the restated financial statements as of December 31, 1999, there is a substantial doubt raised about the ability of the Company to operate as a going concern based upon the substantial losses that the Company has incurred. As noted, the Company's addressed this issue by closing all unprofitable restaurants during fiscal year 1999. The Company raised approximately $2.1 million during the year in order to implement management's plan to reorganize the Company and to redirect the Company's focus to future profitability.

During the year ended December 31, 1999, the Company raised $1,000,000 in a private offering of common stock, $750,000 in a convertible promissory note private offering, and $346,500 upon the exercise of common stock warrants. The warrants originally were exercisable at $1.00 per share. On March 29, 1999, in order to induce exercise, the Company lowered the exercise price from $1.00 to $.50 per share for the warrants remaining. Of the 558,000 warrants exercised in fiscal 1999, 135,000 were exercised at $1.00 per share and 423,000 were exercised at $.50 per share.

The convertible promissory note matures in October 2001 and carries interest of 9%. The promissory note is convertible into common stock at the average market price of the common stock for the five days preceding conversion, less 40% starting in October 2000.

In addition, the Company borrowed $500,000 from a financial institution during the last quarter of fiscal 1999. The loan is secured by the Lakeland plant building and the land adjacent to the plant, and carries interest of 9%. The loan matures in December 2002. The Company used the loan proceeds to fund its operations and the opening of the Delray and Lake Wales restaurants.

The Company expended approximately $775,000 during the year to upgrade the Lakeland plant facility and to reconstruct and upgrade restaurant space. Management's reorganization efforts were substantially completed by the fourth quarter of 1999. The Lakeland plant had been reconstructed to satisfy the needs of the expected demand for the Company's product and USDA requirements. A testing phase of the Company's frozen food products was completed in the fourth quarter of 1999 and the results were excellent. The frozen food processing segment began receiving orders for product in January 2000.

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In addition, the improvement of the New York restaurant and the Lakeland restaurant was completed and the restaurants were reopened in the latter part of fiscal 1999. The restaurants were reconstructed to conform to management's vision of a fast, self-service, casual Italian food restaurant. The Company opened two additional restaurants in Delray Beach, Florida and Lake Wales, Florida in December 1999 and May 2000, respectively. However, the Delray Beach restaurant was closed in July 2000 after management concluded that its initial expectations of success for the restaurant had not been met.

As of December 31, 1999, the Company's restaurant equipment was used to secure capital leases and bank loans in the amount of $286,670. In addition, the Company's real estate assets were used to secure approximately $914,000 of short and long-term debt. Material commitments for capital expenditures include approximately $100,000 for an upgrading and completion of the Company's production facilities as it relates to its Lakeland frozen food plant. Sources of funding for these expenditures include those derived from the Company's sale of the two parcels of real estate received from an officer of the Company in exchange for preferred stock thereafter converted to common stock. The Company sold two of the parcels, located in Winter Haven, Florida, in January 2000 for approximately $410,000. A third parcel of land, also in Winter Haven, Florida, is listed for sale; however, the Company has not entered into any contract of sale for this property.

Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will forego any compensation until such time as the Company begins to generate sufficient income in the Company to cover such expenses. However, if the Company engages outside advisors or consultants in search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. There is no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Impact of Inflation
-------------------

In the opinion of management, inflation at this time has not and will not have a material effect on the operations of the Company. Management focuses on the long term growth of the Company and therefore any increase in inflation or jump in the price of raw goods purchased by the Company will not result in an immediate increase in prices to the consumer. Management believes that an increase in its prices may lead to a loss of customers and therefore hinder the Company's long term growth. Management will evaluate the possible effects of inflation on the Company as it relates to its business and operations and proceed accordingly.

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

The Company would consider raising its prices in the event of a significant increase in the cost of labor. As of September 30, 2000, the Company had100 employees. As the Company opens additional restaurants and expands its frozen food segment, the Company expects to hire additional employees. As the number of employees increases, any rise in the cost of labor will have a more significant impact on the Company which may in turn cause the Company to increase its prices.

To the extent possible, the following discussion will highlight the relative needs of the Company with respect to its business activities.

The Company's operating history, including its losses and revenues, primarily reflect its operations for the past year. For the year ending December 31, 1999 the Company had $1,296,308 in revenue and a net loss of $1,094,146. As of December 31, 1999 the Company had a net stockholders' equity of $721,794.

I.  Segment Reporting Disclosures
---------------------------------

The Company operates two business segments: restaurants and franchising, and food processing. In November 1998, management decided to close all of its existing restaurants at that time and to restructure a new restaurant concept that emphasized a "fast casual, self-service" style of food delivery as opposed to the more traditional type of restaurant that it had in place at the time. The Company would still concentrate its marketing efforts in Italian foods. The Company's staff was reorganized and its restaurant space was reconfigured to deliver its food products according to the new philosophy. During 1999, the Company opened two restaurants after a period of reconstruction and staff reorganization, Floridino's, Inc., and Floridino's of Lakeland, Inc. In the first and second quarter of fiscal year 2000, a restaurant was opened in Delray Beach, Florida and a restaurant was opened in Lake Wales, Florida. However, the Delray restaurant was subsequently closed in July 2000.

The frozen food processing plant in Lakeland, Florida underwent reconstruction which was completed in 1999 and began receiving orders in January 2000. During 1999, the processing plant was being reconstructed to conform to USDA guidelines and to the requirements imposed by of potential customers. The potential customers for the Company's processing plant products are large retail restaurants and fast food outlets. Based upon the results of the initial testing phase required by the potential buyers of the Company's product, it became clear that the plant would not be able to meet the expected demand that was estimated. In order to meet the anticipated demand that was estimated by the potential customers, the plant had to be refitted and upgraded. This period of upgrade was completed and all requirements of the potential customers regarding the plant had been satisfactorily met in 1999.

Please see the discussion and analysis that follows.

Restaurant Segment: Results of Operations
-----------------------------------------

Gross sales for the year ending December 31, 1999 for the restaurant division decreased to $1,263,214 or 28% from gross sales for the similar period in 1998. Consequently gross profit for the year also decreased to $416,304 or 40% as compared to the similar period in 1998. As expected, this decrease was due to the closing of the unprofitable restaurants in 1999, thereby decreasing gross sales revenues. During the fiscal year 1998, the gross sales of the restaurants that were eventually closed totaled approximately $1,578,000. During the fiscal year 1999, the subsequently closed restaurants generated approximately $403,000 in restaurant sales.

Gross profits as a percentage of total revenues decreased to 33% for fiscal year 1999 as compared to 39% for fiscal year 1998. The decrease in the gross profit percentage is mainly attributable to the increased depreciation expense resulting from the significant increase in capitalized reconstruction costs of the restaurants, in addition to the assets acquired by the Company in the acquisition of Floridino's, Inc. in November 1998. For the twelve months ended December 31, 1999, depreciation expense was approximately $171,000 for the segment as compared to approximately $70,000 for fiscal year 1998. Approximately $160,000 of gross profits during fiscal year 1999 are attributable to the subsequently closed restaurants.

Selling, general, and administrative costs for this segment decreased to $947,885 as compared to $1,126,214 for the similar period in 1998, or 16%. This decrease is attributable to closing of the unprofitable restaurants in 1999 resulting in overhead savings.

During the period of reconstruction for the New York restaurant, management decided to retain many of its employees. Management concluded that the costs of hiring and training new employees at the end of the reconstruction period would have been greater than the costs of keeping the employees on salary during the reconstruction period. The Company spent approximately $120,000 in salaries and rents during the reconstruction period in 1999. Management has estimated that the closing of the unprofitable restaurants saved approximately $371,000 in general and administrative overhead during the fiscal year. Management expects general and administrative expenses for the segment to continue to decrease as compared to prior periods since approximately $271,000 of general and administrative overhead for the period is attributable to the restaurants that were being closed.

The restaurant segment showed a loss from continuing operations of $531,581 as compared to a loss of $434,562 for a similar period in 1998. However, management is encouraged by the results obtained from the reorganization of the restaurant segment undertaken in late 1998 and through 1999 and expects the benefits of this reorganization to be realized in 2000. The segment started to become profitable in the second quarter of fiscal year 2000.

During the year, the equipment from the restaurants that were closed was transferred to storage. Management determined that the equipment's carrying value was less than its net realizable value and decided to write-off the carrying value of this equipment. The amount written off was $55,000.

Processing Plant:  Results of Operations
----------------------------------------

Toward the end of 1998, the Company decided that a significant profit could be made from the production and marketing of its unique style of Italian food products, specifically, calzones and pizza rolls. Based upon the initial response to its products from large Italian food franchises located in Florida and from large nationwide retail fast food outlets, the Company decided to open this segment in early 1999 and began operations in January 2000. The Company contracted with a consulting firm to oversee the plant operations and manage plant personnel. In addition, the Company expended approximately $456,000 for equipment and construction of its plant facility.

During the year ending December 31, 1999, the processing segment incurred losses from continuing operations of $515,488. The significant components of this cost were approximately $258,000 for plant salaries and consulting fees, $178,000 for supplies, rent and utilities, and $48,000 in depreciation expense. The plant staff have been on salary since the first quarter of 1999, and throughout the reconstruction period. The reconstruction was completed during the last quarter of 1999. The gross sales and cost of sales figures generated reflect the results of test sales performed in late 1999 for potential customers of the Company's products. During the last quarter of 1999, the Company succeeded in passing all phases of the product testing phase and began actual operations in January 2000. Management is encouraged by the initial results achieved by this segment.

Consolidated Company
--------------------

On a consolidated basis, revenues decreased from $1,758,507 in 1998 to $1,296,308 in 1999, or 26%, as a result of management's plan to reorganize the restaurant segment. Gross profit as a percent of revenues decreased in 1999 from 39% to 31%. This decrease is a result of management's efforts to move from a full service restaurant concept to a fast, self-service concept. Historically, a full service restaurant has higher profit margins and less volume while the self-service restaurant has lower profit margins but higher volume. In addition, depreciation expenses allocated to cost of goods sold were substantially higher than in fiscal year 1998. These increases resulted from the significant equipment acquisitions and construction costs incurred during the fiscal year.

On a consolidated basis, corporate overhead increased to $1,805,450 through December 31, 1999 from $1,190,113 for the similar period in 1998. The main components of this increase were $250,000 in professional fees and consulting costs attributable to the Company's restructuring, $100,000 in payroll reflected the hiring of plant personnel, and $150,000 in rent on the new plant facility in Lakeland, Florida.

The Company has recognized an unrealized gain on short-term marketable investments of $380,321 and a realized gain on short-term marketable investments of $29,793 as a result of its investment in shares of Cantebury Investing Inc.
(CITI). The investment is made for speculative purposes and is classified as a trading security as per SFAS 115. The Company intends to sell this investment during fiscal 2000.

Interest expense has increased to $179,031 in 1999 as compared to $29,322 in 1998 as a result of the increase in capital leases the Company has entered into in 1999, the interest accrued on the $750,000 convertible promissory note and the assumption and acquisition of mortgages on real estate assets acquired. In addition, the beneficial conversion feature of the convertible promissory note calculates to $500,000 and is recognized as an addition to paid-in capital. The beneficial conversion feature, or debt discount, is being amortized as interest expense over a period of one year, at which time, the promissory note becomes convertible. Amortization of the debt discount to interest expense at December 31, 1999 amounted to $111,111.

After interest expense and the recognition of the favorable settlement of the Company's long-term debt of $78,533, net of tax, the Company realized a net loss of $1,094,146, or $.18 per share, as compared to a loss of $519,187, or $.19 per share, for the similar period in 1998.

Discussion of Financial Condition- Liquidity and Capital Resources
------------------------------------------------------------------

At December 31, 1999, the Company had a working capital deficit of $549,718 as compared to $855,053 at December 31, 1998. On a consolidated basis, the Company had cash balances totaling $359,449 as compared to $15,502 at December 31, 1998. This increase is primarily due to the offering of 2,000,000 shares of Common Stock in May 1999 for $1 million, the issuance of a $750,000 convertible promissory note in October of 1999, $346,500 raised from the exercise of common stock warrants, the acquisition of long-term debt of approximately $500,000 less property and equipment purchases of approximately $931,000, and the payment of long-term debt of approximately $336,000 and operating losses of approximately $982,000.

Total current liabilities increased to $1,432,771 at December 31, 1999 as compared to $897,464 at December 31, 1998. The substantial increase in current liabilities is primarily due to the increase of approximately $595,000 of unsecured debt currently due, incurred as a result of the reconstruction of the New York restaurant. In November 2000, the maturity dates of this debt were extended to January 2002.

The net property and equipment of the Company increased $1,927,065 during fiscal 1999 to $2,439,087 at December 31, 1999. The main components of this increase were approximately $220,000 for the purchase of the plant, $456,000 in the acquisition of plant assets for the processing segment, $318,000 for construction costs for the restaurant segment, $639,000 in three buildings acquired from an officer of the firm in return for preferred stock later changed to common stock, and the purchase of land adjacent to the plant for $320,000. In addition, the Company decided to write- off the book value of approximately $55,000 of restaurant equipment from the closed restaurants.

Capital lease financing obligations increased to $127,558 at December 31, 1999 from $49,200 at December 31, 1998. This increase is due primarily to the increase in equipment leases entered into during 1999 on behalf of the frozen food processing segment. Long-term debt increased to $1,444,678 at December 31, 1999 as a result of the costs of reconstruction and the assumption of real estate mortgages in the stock transaction with an officer of the Company noted above and $500,000 in real estate mortgages acquired in the last quarter of 1999.

The Company is the lessee of certain equipment accounted for as capital leases in 1999. The assets and liabilities of the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset purchased. The assets are being amortized over the term of the lease or the estimated useful life of the asset, whichever is less.

Minimum future lease payments for capital leases as of December 31, 1999 are as follows:

                                      2000                   $  45,706
                                      2001                      46,777
                                      2002                      46,777
                                      2003                      39,024
                                      2004                      12,420
Total future minimum lease payments                            190,704
Less amounts representing interest                             (63,146)
Present value of net minimum lease                           ---------
payments                                                     $ 127,558
                                                             =========

Interest rates on capitalized leases range from 17% to 27% imputed based upon the lower of the Company's incremental borrowing rate at the inception of the lease or the lessor's implicit rate of return.

The following comprises debt as of December 31, 1999:

$64,114- Notes payable to an unrelated party at a rate of 9% due May 21, 2000 and October 10, 2000. The loan is secured by a building owned by the Company and requires monthly payments of $718.

$500,000- Mortgages payable to a financial institution at an interest rate of 9% due in December 2002. The mortgages are secured by the land and a building owned by the Company. Quarterly payments of $11,251 consisting of interest only.

$84,000- Mortgage payable to an individual at an interest rate of 9% secured by a building owned by the Company. The loan is due January 2000. Monthly payments of interest only are $750. The loan is currently being renegotiated.

$126,801- Mortgage payable to an individual at an interest rate of 10% secured by a building owned by the Company. The loan is due in June 2007. Monthly payments are $2,023.

$139,276- Mortgage payable to an individual at an interest rate of 9% secured by the processing plant owned by the Company. The loan is due in June 2007. Monthly payments are $1,773.

$237,207- Unsecured note payable to a contractor at an interest rate of 8.25%. Balloon payment due January 2002.

$258,020- Unsecured notes payable to entities controlled by the majority stockholder and Chairman of the Board at an interest rate of 8.25%. Balloon payments are due in January 2002.

$35,260- Other notes payable due to individual suppliers with no stated interest rate
                          Total debt                         1,444,678
                          Less current maturities              699,866
                                                             ---------
                          Long term debt                    $  744,812

A schedule of maturities of long term debt by fiscal year is as follows:

                                   Year                   Amount
                                   ----                   ------

                                    2000               $  699,866
                                    2001                  262,192
                                    2002                  286,934


                                    2003                   26,881
                                    2004                   29,861
                                  Thereafter              138,944
                                                       ----------
                                  Total                $1,444,678
                                                       ==========

Stockholders' equity increased to $721,794 at December 31, 1999 from a deficit of $370,560 at December 31, 1998. The main source of this increase was $1,000,000 raised in July 1999 through a private placement offering of common stock, $250,000 of common stock issued to an officer of the Company in exchange for real estate assets, the recognition of $500,000 as a favorable conversion feature from the $750,000 convertible promissory note, $346,500 in net proceeds from the exercise of common stock warrants, and a net loss from operations of approximately $1,094,000.


         Year 2000 Disclosure

The Company did not experience any computer problems related to the year 2000.

                                    PART F/S

RREPORT OF INDEPENDENT AUDITORS

To the Stockholders and Directors Floridino's International Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Floridino's International Holdings, Inc. ("the "Company"") and its subsidiaries as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. The statements of operations, shareholders' equity and cash flows for Floridino's International Holdings, Inc. and its Subsidiaries for the year ended December 31, 1998 were audited by other auditors whose report dated October 12, 1999, except for note 10 for which the date is November 15, 2000, expressed a qualified opinion on those statements regarding an uncertainty as to the Company's ability to continue as a going concern.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Floridino's International Holdings, Inc. and its Subsidiaries at December 31, 1999, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

As more fully discussed in Note 2 to the consolidated financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern. Management's plans with regard to these matters are also described in Note 2 to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Berkovits & Company, P.A.
Plantation, Florida
March 22, 2000, except for note 17
for which the date is November 15, 2000

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                           CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1999
                                  (AS RESTATED)

                                     ASSETS
                                     ------

Current Assets
  Cash                                                              $   359,449
  Investments in marketable equity securities                           471,250
  Inventory                                                              52,354
                                                                    -----------
  Total Current Assets                                                  883,053


Property and equipment, net                                           2,439,087
Other assets
 Deposits and other assets                                               42,547
 Organizational costs (net of amortization)                               1,690
                                                                    -----------
  Total Other Assets                                                     44,237
                                                                    -----------
  TOTAL ASSETS                                                      $ 3,366,377
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
 Accounts payable                                                   $   490,924
 Accrued expenses                                                        61,200
 Notes payable to banks                                                 159,112
 Current portion of obligations under capital leases                     21,669
 Current portion of long term debt                                      699,866
                                                                    -----------
 Total Current Liabilities                                            1,432,771

Capital lease obligations                                               105,889
Long term debt                                                          744,812
Convertible promissory note (net of amortization)                       361,111
                                                                    -----------
TOTAL LIABILITIES                                                     2,644,583

STOCKHOLDERS' EQUITY
Common stock, par value $.001; authorized
25,000,000 shares; issued and outstanding
7,707,000 shares at December 31, 1999                               $     7,707
Additional Paid in Capital                                            3,068,409
Accumulated Deficit                                                  (2,354,322)
                                                                    -----------
 Total Stockholders' Equity                                             721,794
                                                                    -----------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $ 3,366,377
                                                                    ===========


The accompanying notes are an integral part of these financial statements.

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                  (AS RESTATED)

                                                 December 31,       December 31,
                                                    1999                1998
                                                 -----------        -----------

REVENUES
 Food and Beverage Sales                         $ 1,261,167        $ 1,666,800
 Franchise revenues                                      -0-             59,500
 Royalty revenues                                     35,141             32,207
                                                 -----------        -----------
Total Revenues                                     1,296,308          1,758,507
 Less cost of goods sold                             894,620          1,066,855
                                                 -----------        -----------
 Gross Profit                                        401,688            691,652

OPERATING EXPENSES:
 General Administrative                            1,805,450          1,190,113
                                                 -----------        -----------
 Total Operating Expenses                          1,805,450          1,190,113
                                                 -----------        -----------
Net loss from operations                          (1,403,762)          (498,461)

OTHER INCOME (EXPENSES):
 Unrealized gain on short
 term investment                                     380,321                 --
 Other income                                         29,793              8,596
 Interest expense                                   (179,031)           (29,322)
                                                 -----------        -----------
 Total other income (expenses)                       231,083            (20,726)

LOSS FROM OPERATIONS BEFORE
INCOME TAX PROVISION AND
EXTRAORDINARY ITEM                                (1,172,679)          (519,187)
Provision for Income taxes                                --                 --
LOSS FROM OPERATIONS BEFORE                          _______             ______
 EXTRAORDINARY ITEM                               (1,172,679)          (519,187)

EXTRAORDINARY ITEM:
 Gain on early extinguishment
 of debt (net of $40,457
 tax credit)                                          78,533                 --
                                                 -----------        -----------
Net loss                                          (1,094,146)          (519,187)
                                                 ===========        ===========

Net Loss per common share:
 Basic:
 Loss from continuing operations                 $      (.19)       $     (0.19)
 Gain from extraordinary item                            .01                .00
                                                 -----------        -----------
 Net loss per share                              $      (.18)       $     (0.19)
                                                 ===========        ===========

Weighted average shares
 outstanding                                       6,306,651          2,698,974
                                                 ===========        ===========

The accompanying notes are an integral part of these financial statements.

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                  (AS RESTATED)

                                                   December 31,     December 31,
                                                      1999             1998
                                                   -----------      -----------
 CASH FLOWS FROM
OPERATING ACTIVITIES:
  Net Loss                                         $(1,094,146)     $  (519,187)
  Adjustments to reconcile
    net loss to net cash provided by
    (used in) operating activities:
    Depreciation and
      amortization                                     245,771           91,214
    Compensation expense paid
      by issuing common stock                           90,000               --
    Unrealized gain on short
      term investment                                 (380,321)              --
    Bad debt expense                                    14,255               --
     Amortization of debt discount                     111,111               --

Changes in Assets and Liabilities
   Royalties Receivable                                 11,826              424
   Inventory                                           (37,271)           3,452
   Short term investments                              (90,929)              --
   Other Assets                                         42,528           (7,729)
   Deferred franchise fee revenue                           --          (59,500)
   Payments of bank overdrafts                         (19,903)          18,759
   Accounts payable                                    180,369           45,048
   Accrued expenses                                    (74,872)          66,091
                                                   -----------      -----------
NET CASH USED BY OPERATIONS                         (1,001,582)        (361,428)
                                                   -----------      -----------

INVESTING ACTIVITIES:
  Purchase of land adjacent to
   plant                                              (320,000)               0
  Purchase of
   property and equipment                             (611,045)          39,501
                                                   -----------      -----------
NET CASH PROVIDED (USED)
BY INVESTING ACTIVITIES                               (931,045)          39,501
                                                   -----------      -----------

FINANCING ACTIVITIES:
 Obligations to Banks                                   159,112              --
 Proceeds from issuance of
  convertible promissory note                           750,000              --
 Increase (decrease) in loan
   to stockholder                                      (152,799)        131,728
 Issuance of common stock upon
   Exercise of warrants                                 346,500         261,000
 Issuance of common stock                             1,000,000              --
 Payment of long term capital
     lease obligations                                  (49,206)        (24,280)
   Payment of long term debt                           (335,608)        (31,019)
 Proceeds of
   long term debt                                       558,575              --
                                                    -----------     -----------
NET CASH PROVIDED BY
FINANCING ACTIVITIES                                  2,276,574         337,429
                                                    -----------     -----------
NET INCREASE IN CASH DURING
 THE PERIOD                                             343,947          15,502
CASH BALANCE AT BEGINNING OF
 FISCAL YEAR                                             15,502              --
CASH BALANCE AT END OF                                       --              --
 THE PERIOD                                         $   359,449     $    15,502
                                                    ===========     ===========
SUPPLEMENTAL DISCLOSURES:
 Interest paid during
  the period                                        $    67,920     $    29,322
 Acquisition of fixed assets by
  capital leases                                    $   127,564     $    49,200
 Acquisition of fixed assets by
  long term debt                                    $   495,227              --
 Acquisition of fixed assets by
  the assumption of long term
  debt and issuance of common
  stock                                             $   509,535              --
 Stock issued for acquisition of
  fixed assets                                               --     $    87,079
 Stock issued for acquisition
   of subsidiary                                             --     $   337,442
 Stock issued for services rendered                 $    90,000              --
 Stock issued for acquisition of real estate        $   250,000              --



The accompanying notes are an integral part of these financial statements.

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
           FOR THE YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                                  (AS RESTATED)


                                    Common Stock                Preferred Stock            Paid in     Accumulated
                                Shares       Amount          Shares          Amount        Capital       Deficit          Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
JANUARY 1, 1998               2,518,000   $     2,518            --        $        --   $   109,631    $  (659,043)   $  (546,894)

Issuance of common
 stock upon exercise
 of warrants                    261,000           261            --                 --       260,739             --        261,000

Issuance of common
 stock for the
 purchase subsidiary          1,680,000         1,680            --                 --       335,762             --        337,442

Issuance of common
 stock for equipment            500,000           500            --                 --        86,579             --         87,079

Net Loss                             --            --            --                 --            --       (519,187)      (519,187)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1998             4,959,000         4,959            --        $        --       792,711     (1,178,230)      (380,560)
as reported

Reclass purchase of minority
interest in 1997 to properly
disclose purchase of 100% of
the subsidiary                                                                                10,000                        10,000

Adjust the purchase of subsidiary
for stock in November 1998 from
the purchase method of accounting
to the pooling method of accounting                                                           81,946        (81,946)             0

------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1998             4,959,000            --            --                 --       884,657     (1,260,176)      (370,560)
as restated

Issuance of common
 stock upon exercise
 of warrants                    558,000           558            --                 --       345,942             --        346,500

Issuance of
 common stock for
 compensation                   140,000           140            --                 --        89,960             --         90,000

Issuance of
 common stock
 for private
 offering                     2,000,000         2,000            --                 --       998,000             --      1,000,000


                                       25

Issuance of
 preferred
 stock                               --            --        50,000            250,000            --             --        250,000

Convertible promissory note
attributed to
favorable
conversion
feature                                                                                      233,333             --        233,333

Net loss                                                                                                   (983,035)      (983,035)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT
DECEMBER 31,
1999                          7,657,000        $7,657        50,000            250,000     2,551,792     (2,243,211)       566,238
as reported

Reclass the issuance
of preferred stock for
real estate assets to an
issuance of common stock         50,000            50       (50,000)          (250,000)      249,950                             0

Adjust the proceeds received
from promissory note attributable to
the favorable conversion feature
for proper disclosure                                                                        266,667       (111,111)       155,556

------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT
DECEMBER 31,
1999 as restated              7,707,000        $7,707            -0-                -0-    3,068,409     (2,354,322        721,794
====================================================================================================================================


The accompanying notes are an integral part of these financial statements.

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -  Nature of Operations and Summary of Significant Accounting Policies

Floridino's International Holdings, Inc. (the "Company") was incorporated on June 25, 1997 in the State of Florida to develop, own, operate, and franchise family style Italian restaurants. The Company's operations are located in New York City, New York and throughout Florida. The consolidated statements of the Company include the following wholly owned subsidiaries:

Floridino's Pizza Etc., Inc.- a restaurant located in Winter Haven, Florida that was closed in October 1999.

Hard Ball Cafe,, Inc.- a restaurant located in Winter Haven, Florida that was closed in April 1999.

Floridino's Home of the Calzone, Inc.- a restaurant located in Lakeland, Florida that was closed in May 1999.

Floridino's International, Inc.- a restaurant franchisor located in Winter Haven, Florida.

Floridino's of Bartow, Inc.- a restaurant located in Bartow, Florida that was closed in December 1998.

Floridino's Specialties Distributions, Inc. ("Specialties")- an Italian food manufacturer located in Lakeland, Florida incorporated in July 1998.

Floridino's Express, Inc.- a restaurant located in Lake Wales, Florida that was incorporated in January 1999.

Toho Holdings, Inc.- a company incorporated in 1999 to hold title to the real estate and lease agreements of the consolidated companies.

Floridino's , Inc.- a restaurant located in New York, New York, formerly Zoop Soups, Inc. This restaurant was reopened in September 1999 after a period of reconstruction.

Floridino's of Lakeland- a restaurant located in Lake Wales, Florida incorporated in September 1997. This restaurant was opened in January 1998, closed for reconstruction in October 1999, and reopened in November 1999.

Lake Wales- a restaurant located in Lake Wales, Florida that was closed in September 1998.

Delray- a restaurant incorporated in November 1999 located Delray Beach, Florida that was opened in December 1999; closed in July 2000.

Consolidation-The accompanying consolidated financial statements include the accounts of the Company and all its wholly owned and majority owned subsidiaries. All significant inter-company balances have been eliminated.

Revenue and Cost Recognition-The Company recognizes revenue from food and beverage sales as the service is provided. Revenue from franchise sales is recognized, net of allowance of uncollectible amounts, when substantially all significant services provided by the Company have been performed which normally occur prior to the start of the operations. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

Use of Estimates-The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash and cash equivalents-Cash equivalents include highly liquid short-term investments with an original maturity of three months or less. Trading securities are not considered cash equivalents and are shown separately as investments in marketable securities.

Investment in Marketable Securities-Investment in marketable securities represents the purchase of common stock of a publicly traded company. As per Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies this investment as a "trading security" and accordingly, the investment is recorded at fair market value at December 31, 1999 and an unrealized gain of $380,321 has been reflected as "other income" in the statement of operations.

The Company utilizes the specific identification method in determining holding gains and losses on investments in marketable securities.

Inventory-Inventory is stated at the lower of cost (first-in, first-out method) or market and primarily consists of food and beverage products.

Property and Equipment-Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful life of the asset.

Improvements made to leased property are depreciated on a straight-line basis over the estimated useful life of the improvement or the period of the lease remaining, whichever is less. The following is a summary of the estimated useful lives used in computing depreciation expense:

                                Equipment                           5 years
                                Leasehold improvements              5-10 years
                                Vehicles                            5 years
                                Buildings                           30 years
                                Furniture & fixtures                5 years

Expenditures for major repairs and renewals that extend the useful life of the asset are capitalized. Minor repair expenditures are charged to expense as incurred.

Income Taxes-The Company accounts for income taxes under the accrual method established by Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences and events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted rates for the year in which the differences are expected to reverse.

Management believes that based on current operations, the realization of a tax-deferred asset will not be utilized. Therefore, a deferred tax asset has not been reflected in the accompanying financial statements as of December 31, 1999.

Extraordinary items-During the year ending December 31, 1999, the Company had extinguished certain long term debt before its scheduled maturity date. The difference between the carrying value of this debt and the settlement value of the debt extinguished has been recognized as an extraordinary item in the consolidated statement of operations, net of the related tax effect.

Fair Values of Financial Instruments-The carrying amounts of all cash and cash equivalents, accounts receivables, short term investments, inventories, accounts payable, and other obligations reported in the statement of financial position are estimated by management to approximate fair value.

Recent accounting pronouncements - Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities",was issued in June 1998 and is effective for fiscal quarters beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that entities recognize derivative instruments as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Management has concluded that the adoptions of SFAS No. 133 will not have a material impact on the financial position of the Company or its results of operations.

Reclassifications- Certain accounts in the 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation.

Concentration of credit risk-Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash deposits and investments in marketable securities. The Company had cash demand deposit accounts of approximately $100,000 in domestic banks at year-end which were not insured. In addition, the Company has an investment in a common stock of approximately $471,000 at year-end. The market for this stock is not highly liquid due to the small float of the stock.

Note 2 - Going Concern Considerations

The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assumes the continuity of the Company as a going concern. However, during the years ending December 31, 1999 and December 31, 1998, the Company continues to experience certain going concern and liquidity problems. The Company has incurred net losses of $1,094,146 and $519,187 for the years ended December 31, 1999 and December 31, 1998, respectively. This condition raises substantial doubt as to the ability of the Company to continue as a going concern.

Management's plans with regard to this matter is as follows: The Company, through a plan formalized in fiscal year 1998 and completed in 1999, closed all unprofitable restaurants. The Company plans to reopen new restaurants under new management with more emphasis on a "casual fast food/self-service" theme. During 1999, after a period of reconstruction and reorganization, the Company opened New York Floridino's and Lakeland. The Delray restaurant was opened in January 2000 but was closed by management in July 2000.

During the year ended December 31, 1999, the Company raised approximately $2.1 million through a Regulation D, Rule 505 offering, the exercise of common stock warrants, and the sale of a convertible promissory note for $750,000. These funds were used to satisfy some of the Company's long-term debt, reconstruct and improve current restaurant space, and to complete the construction of Specialties, its food manufacturing plant, and purchase of real estate and investments.

The eventual outcome of the success of management's plans cannot be ascertained with any degree of certainty. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Closed Restaurants

Through December 31, 1999, the Company had completed its plans to close the operations of unprofitable restaurants. The restaurants that were closed by management through 1999 are as follows:

               Floridino's Pizza Etc., Inc.
               Hard Ball Cafe, Inc.
               Floridino's Home of the Calzone, Inc.
               Floridino's of Bartow, Inc.

Note 4 - Litigation

The Company and its subsidiaries are defendants in various lawsuits filed by various suppliers for services rendered in the ordinary course of business. The Company has accrued the amounts of the proposed settlements in the accompanying consolidated financial statements, as well as the amounts of potential outstanding claims disclosed by the Company's outside counsel. Management believes that the eventual disposition of these lawsuits will not have a material impact on the consolidated financial statements.

Note 5-Commitments and Contingencies:

The Company is committed to various non-cancelable leases for restaurant space. At December 31, 1999, total future minimum lease payments under operating leases is as follows:

                                             2000                   $  353,188
                                             2001                      338,024
                                             2002                      342,334
                                             2003                      335,544
                                             2004                      341,008
                                            Thereafter                 914,400
                                                                    ----------
                  Total future minimum lease payments               $2,624,498
                                                                    ==========
Rent expense was $224,817 and $179,111 for fiscal years 1999 and1998, respectively.

The Company is the lessee of certain equipment accounted for as capital leases in 1999. The assets and liabilities of the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset purchased. The assets are being amortized over the term of the lease or the estimated useful life of the asset, whichever is less.

Minimum future lease payments for capital leases as of December 31, 1999 is as follows:

                                      2000                     $  45,706
                                      2001                        46,777
                                      2002                        46,777
                                      2003                        39,024
                                      2004                        12,420
                                                               --------
Total future minimum lease payments                              190,704
Less amounts representing interest                               (63,146)
Present value of net minimum lease                             --------
payments                                                       $ 127,558
                                                               =========

Interest rates on capitalized leases range from 17% to 27% imputed based upon the lower of the Company's incremental borrowing rate at the inception of the lease or the lessor's implicit rate of return.

Note 6 - Common Stock Transactions

During fiscal year ending 1998, 261,000 warrants were exercised for a like number of shares at $1.00 per share.

During fiscal year ending 1998, the Company acquired a subsidiary for 1,680,000 shares of common stock.

During fiscal year ending 1998, the Company acquired equipment for 500,000 shares of common stock.

During fiscal year ending December 31, 1999, the balance of warrants outstanding from an offering completed in July 1997 were exercised or expired. During the period, 558,000 warrants were exercised resulting in proceeds to the Company of $346,500 and the issuance of 558,000 shares of common stock. The balance of the outstanding warrants (63,000) expired on March 31, 1999. During the period, the Company extended the original warrant expiration date to March 31, 1999 and the exercise price was lowered from $1.00 to $.50 per share in order to induce the exercise of the remaining warrants. Of the 558,000 warrants, 135,000 were exercised at $1.00 per share and 423,000 were exercised at $.50 per share.

In August 1999, the Company issued 100,000 shares in return for services rendered by an outside consultant. As a result, $64,000 was recorded as compensation expense for this transaction.

In August 1999, the Company issued 40,000 shares of common stock to a director of the Company for consulting services (see Note 9 for further discussion).

In July 1999, the Company completed a Regulation D, Rule 505 offering resulting in net proceeds to the Company of $1,000,000 and the issuance of 2,000,000 shares of common stock.

As more fully discussed in Note 9, the Company issued 50,000 shares of common stock to the president of the Company in exchange for real estate assets transferred to the Company. The net fair market value of the real estate at the date of the transaction was $250,000, as determined by management.

Note 7 - Convertible Promissory Note

In the last quarter of fiscal year 1999, the Company received proceeds of $750,000 by issuing one convertible promissory note to one accredited investor. The promissory note matures in October 2001 and carries an interest rate of 9%. The promissory note is convertible into common stock at a 40% discount, from the preceding five day average market price of the common stock at the date conversion. The holder of the convertible promissory note will receive an aggregate fair value of $1,250,000 in common stock as opposed to $750,000 in aggregate proceeds received by the

Company at the date of conversion based upon the market price of the stock at issuance. The excess of $500,000 in aggregate proceeds to be paid to the holder of the convertible promissory note is being amortized to interest expense over a period of twelve months, when the promissory note become convertible into common stock. Total amortization of the debt recorded as interest expense at December 31, 1999 is $111,111.

Note 8 - Long-term debt

The following comprises long term debt as of December 31, 1999:

FLORIDINO'S INTERNATIONAL HOLDINGS, INC.

$64,114- Notes payable to an unrelated party at a rate of 9% due May 21, 2000 and October 10, 2000. The loans are secured by a building owned by the Company and require monthly payments of $718.

$500,000- Mortgages payable to a financial institution at an interest rate of 9% due in December 2002. The mortgages are secured by the land and a building owned by the Company. Monthly payments of $11,251 consisting of interest only.

$84,000- Mortgage payable to an individual at an interest rate of 9% secured by a building owned by the Company. The loan is due January 2000. Monthly payments of interest only are $750. The loan is currently being renegotiated.

$126,801- Mortgage payable to an individual at an interest rate of 10% secured by a building owned by the Company. The loan is due in June 2007. Monthly payments are $2,023.

$139,276- Mortgage payable to an individual at an interest rate of 9% secured by the processing plant owned by the Company. The loan is due in June 2007. Monthly payments are $1,773.

$237,207- Unsecured note payable to a contractor at an interest rate of 8.25%. Balloon payment due January 2002.

$258,020- Unsecured notes payable to entities controlled by the majority stockholder and Chairman of the Board at an interest rate of 8.25%. Balloon payment due in January 2002.

$35,260- Other notes payable due to individual suppliers with no stated interest rates.

                           Total debt                         1,444,678
                           Less current maturities              699,866
                                                              ---------
                           Long-term debt                    $  744,812
                                                             ==========

A schedule of maturities of long-term debt by fiscal year is as follows:

                                   Year                    Amount

                                    2000               $  699,866
                                    2001                  262,192
                                    2002                  286,934
                                    2003                   26,881
                                    2004                   29,861
                                  Thereafter              138,944
                                                       ----------
                                  Total                $1,444,678
                                                       ==========

Note 9-Related Party Transactions

The Company is indebted to its majority stockholder and Chairman of the Board for the cost of certain reconstruction of the New York restaurant incurred during 1999. Unsecured promissory notes payable of $258,020 to entities controlled by the Chairman were entered into on August 31, 1999 and carry an interest rate of 8.25%. The notes mature in fiscal year 2000 and are included in the current portion of long-term debt in the statement of financial condition.

In May 1999, the Company assumed title to three properties and their corresponding mortgages from the President of the Company. The estimated fair market value of the net equity of the properties at the date of the transaction was $250,000. The President was issued 50,000 shares of common stock in consideration for this transfer.

In August 1999, the Company issued 40,000 shares of common stock to a director of the Company for consulting services rendered in early 1999. Management has recorded $26,000 for the issuance of these shares as consulting expense as part of general administrative expense in the Balance Sheet.

Note 10-Segments

The segments of the Company follow the same accounting policies as the consolidated group. The following is a summary of the Company's segment information for fiscal years 1999 and 1998:

                                                        1999           1998
                                                    -----------     -----------
         Revenues
         Restaurants                                $ 1,263,214     $ 1,758,507
         Food processing                                 33,094              --
                                                    -----------     -----------
         Total Revenues                             $ 1,296,308     $ 1,758,507
                                                    ===========     ===========

         Gross Profit
         Restaurants                                $   416,304     $   691,652
         Food processing                                (14,616)             --
                                                    -----------     -----------
         Total gross profit                         $   401,688     $   691,652
                                                    ===========     ===========
         Loss from Operations
         Restaurants                                ($  531,581)    ($  434,562)
         Food processing                               (515,488)             --
         Corporate                                     (356,693)        (63,899)
                                                    -----------     -----------
         Total loss from operations                 ($1,403,762)    ($  498,461)
                                                    ===========     ===========
         Depreciation & Amortization
         Restaurants                                $   170,586     $    69,931
         Food processing                                 47,666              --
         Corporate                                       27,519          21,283
                                                    -----------     -----------
         Total depreciation & amortization          $   245,771     $    91,214
                                                    ===========     ===========
         Interest Expense
         Restaurants                                $    44,295     $    19,509
         Food processing                                 12,307              --
         Corporate                                      122,429           9,813
                                                    -----------     -----------
         Total interest expense                     $   179,031     $    29,322
                                                    ===========     ===========

         Total Assets
         Restaurants                                $   892,024     $   566,368
         Food processing                                510,839              --
         Corporate                                    1,963,514          74,830
                                                    -----------     -----------
         Total assets                               $ 3,366,377     $   641,198
                                                    ===========     ===========

The following table provides the Company's geographic information for gross sales and assets:


                                                       1999            1998
                                                    -----------     -----------
         Gross sales- restaurants
         New York                                   $   578,392     $   190,721
         Florida                                        684,822       1,567,786
                                                    -----------     -----------
         Total gross sales                          $ 1,263,214     $ 1,758,507
                                                    ===========     ===========

         Gross sales- processing
         New York                                   $        --     $        --
         Florida                                         33,094              --
                                                    -----------     -----------
         Total gross sales                          $    33,094     $        --
                                                    ===========     ===========

         Total Assets
         New York                                   $   664,776     $   349,729
         Florida                                      2,701,601         291,469
                                                    -----------     -----------
         Total assets                               $ 3,366,377     $   641,198
                                                    ===========     ===========

The Company does not have any one customer who represents greater than 10% or more of consolidated gross sales.

Note 11-Earnings Per Share

The Company applies SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic net income per share has been computed based on the weighted average of common shares outstanding during the fiscal year. The effects the common stock warrants that expired March 31, 1999 have not been included in the earnings per share calculation for 1998 since their inclusion would be anti-dilutive.

The effects of the convertible promissory note (note 7) issued in 1999 has not been reflected in the earnings per share calculation for 1999 since its inclusion would be anti-dilutive.

Note 12-Income taxes

At December 31, 1999 and December 31, 1998, the Company had $1,523,805 and $533,353 of net operating loss carry forwards which expire in years 2005 and 2004, respectively. No portion of the net operating loss carry-forwards has been recognized as a deferred tax asset at December 31, 1999 and December 31, 1998. The following is a reconciliation between net loss per the statement of operations and taxable loss at December 31, 1999 and December 31, 1998:

                                                   1999                1998
                                                -----------         -----------

Net loss                                        ($1,094,146)        ($  519,187)
Allowance for unrealized
gain on investment                                 (402,531)                 --
Allowance for timing
difference in
  depreciation expense                              (27,128)            (14,166)
                                                -----------         -----------
Taxable loss                                    ($1,523,805)        ($  533,353)
                                                ===========         ===========

Deferred tax asset                              $   518,094         $   181,340

Allowance for tax
  recoverability                                   (518,094)           (181,340)
                                                -----------         -----------
Deferred tax asset
 recognized                                     $        --         $        --
                                                ===========         ===========

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective tax rate is as follows:

                  Statutory U.S. Federal rate                34%            34%
                  Loss from operations                      (34%)          (34%)
                                                      ---------      ---------
                  Effective tax rate                          0%             0%
                                                      =========      =========

Deferred tax benefit                                  $ 518,094      $ 181,340
Adjustment to bring
  To net realizable value                              (518,094)      (181,340)
                                                      ---------      ---------
Net realizable value                                  $       0      $       0
                                                      =========      =========

The statutory federal tax rate of 34% was used to calculate deferred tax assets.

Note 13-Subsequent events

In January 2000, the Company purchased 100% of the issued and outstanding common stock of Triton Prestige Products Inc., a food manufacturer located in Palm City, Florida, by issuing 50,000 shares of common stock. The combination was recorded as a purchase and accordingly, the fair market values of the assets and liabilities at the date of the transaction were recorded. The difference between the net fair value of the assets received and the fair value of the common stock issued at the date of the transaction was recognized as goodwill.

Note 14-Year 2000 Statement

The Company has actively addressed the issues related to the date change in year 2000. This is necessary because many computer systems were programmed using only two digits to contain the year in the date fields. On January 1, 2000, many of these programs will fail to perform date calculations correctly and produce erroneous results. This could temporarily prevent the Company from processing business transactions. The Company began efforts to address this issue in fiscal 1999. As of the date of this report, the Company has experienced no disruption of business due to the Year 2000 issue.

There are significant risks associated with the year 2000 issues. Many of these risks such as those associated with electrical power or telecommunications are outside the reasonable control of the Company. Although the Company believes its remediation and contingency planning efforts adequately identify and addressed the year 2000 issues that are within the Company's reasonable control, there can be no assurance that the Company's efforts will be fully effective. Due to the significant risks, the Company's management continues to monitor this very closely.

Note 15-Notes payable to banks

The Company is currently in default on $159,112 of equipment loans from banks. The debt had matured in fiscal 1998 and 1999 and is included in current liabilities under the caption, "Notes payable to banks" in the financial statements. These notes carried interest at the prime rate plus 2% and were secured by equipment. The Company is currently negotiating with the bank to settle this debt.

Note 16-Property and Equipment

The major categories of property and equipment at December 31, 1999 are as follows:

                                    Land                            $   320,000
                                    Equipment                           572,180
                                    Leasehold improvements              942,519
                                    Vehicles                             17,232
                                    Buildings                           859,000
                                    Furniture and fixtures                2,885
                                                                    -----------

                  Total property and equipment                        2,713,816

                  Less accumulated depreciation                        (274,729)
                                                                    -----------
                   Net property and equipment                       $ 2,439,087
                                                                    ===========

The category for equipment includes $127,558 in of equipment acquired under capital lease agreements. The amount of accumulated amortization of capital leases is included in accumulated depreciation and was $17,678 at December 31,1999. Depreciation expense was $245,771 and $91,214 for the years ended 1999 and 1998, respectively. During 1999 the Company wrote off approximately $55,000 of restaurant equipment associated with the closed operations. The equipment was pledged as security for bank loans (See Note 15) and is being held in storage until the bank debt is satisfied.

Note 17 -  Restatement and prior period adjustments

Subsequent to the issuance of the certified financial statements for December 31, 1999, it was determined that the accounting for the convertible promissory note and the amortization of the resultant debt discount should be restated. Although not considered material, the restatement affected the balance sheet, statement of operations, earnings per share, the statement of cash flows and changes in stockholders' equity.

In addition, the accounting for the operations of the closed restaurants had been disclosed as "cost of store closings" due to management's decision at the time that the restaurant segment would be discontinued. Subsequent to year end, management decided to reopen certain restaurants and not discontinue the restaurant operations. The restated statement of operations now discloses the operations of the closed restaurants into their attendant categories. The restatement affected the balances of food and beverage sales, cost of sales, and general administrative expenses.

In addition, the issuance of preferred stock to an officer in exchange for real estate assets has been restated to an issuance of common stock because the Company's articles of incorporation preclude an issuance of preferred stock. The balances of common stock, preferred stock, and additional paid in capital have been affected by the restatement. The restatement of the cost of store closings and the preferred stock issuance affected the December 31, 1998 balance sheet and statement of operations.

The following table indicates the accounts that have been affected by the restatement:

                                      As Restated         As Reported

Convertible promissory note          $   361,111         $   516,667
Common stock                         $     7,707               7,657

Preferred stock                     $        -0-         $   250,000
Paid in Capital                      $ 3,068,409         $ 2,469,846
Accumulated deficit                  $(2,354,322)        $(2,161,265)
Food & beverage sales                $ 1,261,167         $   858,052
Cost of goods sold                   $   894,620         $   619,082
Gross profit                         $   401,688         $   274,111
General administrative cost          $ 1,805,450         $ 1,519,886
Interest expense                     $  (179,031)        $   (67,920)
Net loss                             $(1,094,146)        $  (983,035)
Loss per share                       $      (.18)        $      (.16)

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Directors Floridino's International Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Floridino's International Holdings, Inc. (the "Company") and its subsidiaries as of December 31, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Floridino's International Holdings, Inc. and its Subsidiaries at December 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

As more fully discussed in Note 2 to the consolidated financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern. Management's plans with regard to these matters are also described in Note 2 to the consolidated financial statements. The financial statements do not include any adjustments relating that might result from the outcome of this uncertainty.

As more fully disclosed in Note 10 to the financial statements, the Company has restated the consolidated balance sheet and the related statement of operations, shareholders' equity, and cash flows as of and for the year ended December 31, 1998. The restatement was necessary in order to reflect the proper accounting for the purchase of the Company's wholly owned subsidiary in November 1998 and the closure of certain restaurants during fiscal year 1998.

Infante Lago & Company
North Miami, Florida
October 12, 1999, except for note 10
for which the date is November 15, 2000

                    FLORIDINO'S INTERNATIONAL HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEET
                        AS OF DECEMBER 31, 1998 AND 1997
                                   As restated


ASSETS                                                     1998           1997
                                                       -----------    -----------
Current Assets
  Cash                                                 $    15,502             --
  Royalties receivable                                       1,826         12,250
  Inventory                                                 15,083         18,535
                                                       -----------    -----------
  Total Current Assets                                 $    42,411    $    30,785

Property and Equipment
  Equipment                                                345,266        222,874
  Leasehold Improvements                                   323,077         57,811
  Office and Other Equipment                                56,925         55,694
                                                       -----------    -----------
   Total Property and Equipment                        $   725,268    $   336,379

Less: Accumulated Depreciation                            (213,246)      (130,408)
                                                       -----------    -----------
Property and Equipment                                     512,022        205,971

Other Assets
 Organizational costs, net                                   6,859         13,671
 Other Assets (security deposits)                           79,906         18,191
                                                       -----------    -----------
         TOTAL ASSETS                                  $   641,198    $   268,618
                                                       ===========    ===========

LIABILITIES
Current Liabilities
 Outstanding checks in excess of
   bank balance                                        $    19,903    $     1,144
 Accounts payable and accrued expenses                     310,555        255,288
 Accrued payroll taxes and related expense                  93,989         27,898
 Deferred franchise fee revenue                                 --         59,500
 Loans payable - stockholder                               152,799         21,071
 Loans payable - supplier                                       --         24,280
 Current portion of obligations under capital leases         6,490             --
 Current portion of long term debt                         313,728         89,872
                                                       -----------    -----------
 Total Current Liabilities                             $   897,464    $   479,053

Long term debt, net of current portion                      71,584        326,459

Obligations under capital leases net
   of current portion                                       42,710             --


                                       42


STOCKHOLDERS' DEFICIT
Common stock, par value $.001; 25,000,000 shares
authorized, 4,959,000 shares issued and outstanding
at December 31, 1998 and 2,518,000 issued and
outstanding at December 31, 1997                       $     4,959    $     2,518
Additional Paid in Capital                                 884,657        119,631
Accumulated Deficit                                     (1,260,176)      (659,043)
                                                       -----------    -----------
 Total Stockholders' Equity                               (370,560)      (536,894)
                                                       -----------    -----------
TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT                                  $   641,198    $   268,618
                                                       ===========    ===========




The accompanying notes are an integral part of these financial statements.

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                   As restated

                                                     1998              1997
                                                 -----------        -----------
REVENUES
 Food and Beverage Sales                         $ 1,666,800        $ 1,478,196
 Franchise Fees                                       59,500             34,000
 Royalty Fees                                         32,207             49,298
                                                 -----------        -----------
 Total Revenues                                    1,758,507          1,561,494

COSTS OF SALES:
 Costs of goods sold                               1,066,855            956,415
                                                 -----------        -----------
 Gross Profits                                       691,652            605,079

OPERATING EXPENSES:
 General Administrative                            1,190,743            872,648
                                                 -----------        -----------
 Total Operating Expenses                          1,190,113            872,648
                                                 -----------        -----------
Loss from operations                                (498,461)          (267,569)

OTHER INCOME (EXPENSES):
  Equipment sales                                          0             23,468
  Miscellaneous income                                 8,596             19,601
  Interest expense                                   (29,322)           (31,842)
                                                 -----------        -----------
LOSS BEFORE

PROVISION FOR INCOME TAXES                          (519,187)          (256,342)

 Provision for income taxes                               --                 --
                                                 -----------        -----------
NET LOSS                                         $  (519,187)       $  (256,342)
                                                 ===========        ===========
LOSS PER SHARE:
 Basic:
  Net loss per share                                   (0.19)             (0.10)

Weighted average shares
 outstanding                                       2,698,974          2,518,000
                                                 ===========        ===========


The accompanying notes are an integral part of these financial statements

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                   As restated

                                                          1998          1997
                                                        ---------     ---------

CASH FLOWS FROM
OPERATING ACTIVITIES:
  Net Loss                                              $(519,187)    $(256,342)
  Adjustments to Reconcile
    net loss to net cash
    Used in operating
     activities:

    Depreciation                                           84,402        30,645
    Amortization                                            6,812         1,831
    Stock issued for services                                   0           200

 Changes in assets and
    liabilities
 Increase/(Decrease) in:
   royalties receivable                                       424         4,652
   Note receivable - shareholder                               --        37,715
   Inventory                                                3,452          (205)
   Other assets                                            (7,729)       (5,449)
   Organizational costs                                        --       (12,449)
 Increase/(decrease) in:
 Accounts payable                                          45,048        48,784
 Accrued payroll taxes and related expenses                66,091         6,433
 Deferred franchise fee revenue                           (59,500)       10,500
                                                        ---------     ---------
NET CASH USED IN  OPERATING ACTIVITIES                   (380,187)     (133,685)


CASH FLOW FROM INVESTING ACTIVITIES:

(Additions) disposals to  property & equipment             39,501       (40,391)
                                                        ---------     ---------
NET CASH PROVIDED (USED) IN
INVESTING ACTIVITIES                                       39,501       (40,391)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt                                  --         81,885
Outstanding checks in excess of bank balance              18,759        (33,182)
Principal payment on  long-term debt                     (31,019)       (37,978)
Issuance of common stock                                 261,000        118,000
Loans payable - stockholder                              131,728         21,071
Loans payable - supplier                                 (24,280)        24,280
                                                       ---------      ---------
NET CASH PROVIDED BY
FINANCING ACTIVITIES                                     356,188        174,076
                                                       ---------      ---------
NET INCREASE/(DECREASE) CASH                              15,502             --

CASH AT BEGINNING OF YEAR                                     --             --
                                                       ---------      ---------
CASH AT END OF YEAR                                    $  15,502      $      --
                                                       =========      =========




SUPPLEMENTAL DISCLOSURES:
Cash paid for interest expense                            29,322         43,007
Stock issued for purchase
  of equipment                                            87,079             --
Stock issued for acquisition
  of subsidiary                                          337,442             --
Equipment acquired through

 capital leases                                           49,200             --
                                                       ---------      ---------
                                                       $ 503,043      $  43,007
                                                       =========      =========



The accompanying notes are an integral part of these financial statements.

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                   As restated

                                                      Total                                                               Total
                                                    Number of        Common         Additional        Accumulated      Shareholders'
                                                      Shares         Stock          Paid in Cap         Deficit           Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE
JANUARY 1, 1997                                     1,800,000      $     1,800      $     2,149       $  (402,701)      $  (398,752)

Issuance of common
stock in private
placement                                             500,000              500           99,500                --           100,000

Issuance of common
stock in lieu of
payment for services                                  200,000              200               --                --               200

Purchase of minority
interest in Bartow, Inc.                                                                (10,000)                            (10,000)

Issuance of common
stock due to exercise
of warrants                                            18,000               18           17,982                --            18,000

Net Loss                                                   --               --               --          (256,342)         (256,342)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE
DECEMBER 31, 1997                                   2,518,000            2,518          109,631          (659,043)         (546,894)

Issuance of common
stock in connection
with acquisition                                    1,680,000            1,680          335,762                --           337,442

Issuance of common
stock for the purchase
of equipment                                          500,000              500           86,579                --            87,079

Issuance of common
stock in connection
with exercise of
warrants                                              261,000              261          260,739                --           261,000

Net Loss                                                   --               --               --          (519,187)         (519,187)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE
DECEMBER 31, 1998                                   4,959,000      $     4,959      $   792,711       $(1,178,230)         (380,560)
as reported

Reclass purchase of minority
interest in 1997 to properly
disclose purchase of 100% of
the subsidiary                                                                                             10,000            10,000

Adjust the purchase of subsidiary
for stock in November 1998 from
the purchase method of accounting
to the pooling method of accounting                                                      81,946           (81,946)                0
------------------------------------------------------------------------------------------------------------------------------------
Balance at  December
31,  1998 as restated                               4,959,000            4,959          884,657        (1,260,176)         (370,560)
====================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                     FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  AS OF DECEMBER 31, 1998 AND DECEMBER 31, 1997

NOTE 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
Floridino's International Holdings, Inc., the "Company", was incorporated on June 25, 1997, in the State of Florida to develop, own, operate and franchise family style neighborhood Italian restaurants.

During July of 1997, the Company acquired all of the outstanding stock in Floridino's Pizza Etc. Inc., Floridino's of Lake Wales, Inc., Hard Ball Cafe, Inc., Floridino's Home of the Calzone, Inc., and Floridino's International, Inc., and Floridino's of Bartow, Inc., in a business combination accounted for as a pooling of interests. The Company issued 1,800,000 shares of stock having a $.001 par value per share to Michael Floridino in exchange for his interest in those corporations, under an exchange intended to qualify as a tax free exchange under Section 368 of the Internal Revenue Code. The acquired companies are primarily engaged in restaurant and restaurant franchising operations. The accompanying financial statements for the year ended December 31, 1997 are based on the assumption that the companies were combined for the full year, and financial statements of the prior year have been restated to give effect of the combination.

Details of the results of operations of the individual companies for the period before the combination that are included in the consolidated statements of operations and accumulated deficit are as follows:

                                                         Six months ended
                                                          June 30, 1997

                                                     Revenue         Net Loss
                                                   -----------      -----------

        Floridino's Pizza Etc., Inc.               $   214,922      $    (4,223)
        Floridino's of Lake Wales, Inc.                128,172          (42,610)
        Hard Ball Cafe, Inc.                           253,433          (27,022)
        Floridino's Home of the Calzone, Inc.          234,979              599
        Floridino's International, Inc.                 89,649          (14,472)
        Floridino's of Bartow, Inc.                    144,264          (57,723)
                                                   -----------      -----------
                                                   $ 1,065,419      $  (145,451)
                                                   ===========      ===========

Floridino's of Lakeland, Inc. ("Lakeland"), a wholly owned subsidiary of the Company, was incorporated in September 1997, in the State of Florida to own and operate restaurants. In November 1997, Lakeland acquired the assets and assumed the liabilities of Floridino's of Lake Wales, Inc.

On November 1, 1998, the Company acquired all of the outstanding stock of Floridino's of New York, Inc. and Zoop Soups, Inc. for 1,680,000 shares of common stock. The acquisition described above was accounted for by the pooling of interests method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations for fiscal year 1998 includes the revenues and expenses related to the acquired company as if the transactions occurred at the beginning of the fiscal year. The consolidated statement of operations for fiscal year 1997 has not been restated for the effects of the combination since the revenues and expenses of the acquired subsidiary was immaterial in that fiscal year.

Below is selected financial data for the Company and the acquired subsidiary for January 1 through November 1 for 1997 and 1998:

                                             The Company            Subsidiary
                                             -----------            ----------

        Revenues 1998                        $ 1,627,755            $   190,701
        Net loss 1998                        ($  487,288)           ($  145,830)

        Revenues 1997                        $ 1,472,113            $    40,078
        Net loss 1997                        ($  201,671)           ($   24,744)


On July 13, 1998, Floridino's Distribution Specialties, Inc. ("Specialties") was formed. Specialties is a development stage company primarily engaged in the manufacturing and marketing of frozen foods.

CONSOLIDATION POLICY

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

REVENUE AND COST RECOGNITION

The Company recognizes revenue from food and beverage sales as the service is provided. Revenue from franchise sales is recognized, net of allowance for uncollectible amounts, when substantially all significant services to be provided by the Company have been performed. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY

Inventory is stated at the lower of cost (first-in, first-out method) or market and primarily consists of food products.

PROPERTY AND EQUIPMENT

Property and equipment is carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the respective assets that range from five to ten years. Expenditures for maintenance and repairs are charged to expense as incurred; major replacements and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

INCOME TAXES

The Company accounts for income taxes under the accrual method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

The significant component of the net deferred tax asset at December 31, 1998, consists of the net operating loss carry-forward that can be utilized to offset future taxable income. Management believes that, based on earnings through and subsequent to December 31, 1998, it cannot determine at this time whether a deferred tax asset can be realized in the near future. Therefore, a deferred tax asset has not been reflected in the accompanying financial statements as of December 31, 1998. As of December 31, 1998, the Company has net operating loss carry forwards for federal income tax purposes. At this time, management is unable to determine the amount of net operating loss carry forwards available to offset future profits.

At December 31 1998, the Company had tax loss carry-forwards of $519,187 which expire in 2013. No portion of net operating loss carry-forwards have been recognized and accordingly have not been allocated to intangible assets. The following represents between tax and book entries:

Provision for income taxes is comprised of the following for the years ended December 31:

                                                         1998          1997
                                                      ---------      ---------
Current tax expense:
Federal                                               $       0      $       0
State                                                         0              0
                                                      ---------      ---------
Provision for income taxes                            $       0      $       0
                                                      =========      =========

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective tax rate is as follows:

Statutory U.S. Federal rate                                  34%            34%
Loss from operations                                        (34%)          (34%)
                                                      ---------      ---------
Effective tax rate                                            0%             0%
                                                      =========      =========

Deferred tax benefit                                  $ 181,963      $  91,203
Adjustment to bring
  To net realizable value                              (181,963)       (91,203)
                                                      ---------      ---------
Net realizable value                                  $       0      $       0
                                                      =========      =========

The statutory corporate tax rate of 34% was used to calculate deferred tax benefits.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value for financial instruments under SFAS NO. 107, Disclosures about Fair Value of Financial Instruments, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair value of the Company's financial instruments, which include cash, accounts receivable and long-term debt approximates the carrying value in the consolidated financial statements.

ORGANIZATION COSTS

Organizational costs consist of costs incurred during the formation of the Company. These costs are being amortized over sixty months.

ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and is effective for fiscal quarters beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that entities recognize derivative instruments as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Management has concluded that the adoptions of SFAS No. 133 will not have a material impact on the financial position of the Company or its results of operations.

RECLASSIFICATIONS

Certain assets in the 1997 financial statements have been reclassified to conform to the 1998 financials statement presentation.

NOTE 2. SUMMARY OF CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES GOING CONCERN CONSIDERATIONS

The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern. However, during the years ended December 31, 1998 and 1997, the Company experienced, and continues to experience, certain going concern and liquidity problems. The Company has incurred net losses of $519,187 and $256,343 for the years ended December 31, 1998 and 1997. The Company's consolidated financial position reflects a working capital deficiency of $855,053 at December 31, 1998. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern.

         Management's plans with regard to this matter encompass the following actions:

         The Company plans to raise equity funds from private placements of its common stock.

         From the proceeds of these anticipated offerings, the Company plans to pay outstanding liabilities, continue to explore selling franchises, develop divisions for their restaurant operations, and expand the frozen food division.

The eventual outcome of the success of management's plans cannot be ascertained with any degree of certainty. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LITIGATION

The Company and its subsidiaries are defendants in various lawsuits filed by numerous suppliers for services rendered. The Company has accrued the amounts of the proposed settlements in the accompanying consolidated financial statements, as well as the amounts of potential outstanding claims disclosed by the Company's outside legal counsel.

FRANCHISE OPERATIONS

The following is a description of the most significant risks facing a franchiser and how the Company mitigates those risks:

         Legal/Regulatory Risk - the risk that changes in the regulatory environment in which the franchiser operates creates additional expenses not anticipated by the franchiser in pricing its products. That is, regulatory initiatives designed to regulate franchiser's disclosures to its franchisee. The Company mitigates this risk by monitoring proposed regulatory legislation and by assessing the impact of new laws.

         Credit Risk - the risk that a franchise will default on fees owed to the Company. The Company minimizes this risk by adhering to a conservative selection process of franchises and by maintaining sound franchise agreements with each franchisee, and by providing for any amounts deemed uncollectible.

         Interest Rate Risk - the risk that interest rates will change and cause a decrease in the value of a franchiser's investment. To the extent that liabilities come due more quickly than assets mature, a franchiser might have to sell assets prior to maturity and potentially recognize a gain or a loss. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities.

NOTE 3. LONG-TERM DEBT

         Long-term debt consists of the following at December 31, 1998 and 1997:

                                                                                                               1998           1997
                                                                                                             --------       --------
HARDBALL CAFE INC

Note payable, Colonial Bank, payable in monthly installments of 1.5% of the outstanding balance, including interest at a fixed annual rate of 9.25%. In
1997, the loan was secured by personal assets owned
by a stockholder of the Company.  The loan was refinanced in 1998                                            $     --       $ 21,427


                                       53

Note payable, First Union Bank, payable in monthly installments of $500, including interest at the prime rate as published by the Wall Street Journal, plus 2%. The loan is secured by restaurant equipment and has a balloon payment of approximately $37,000,
plus interest, due on November 20, 1999                                                                        42,259         42,356

Note payable, First Union Bank, payable in monthly installments of $40,
including interest at a fixed annual rate of 12%. The loan is unsecured                                         2,556          2,300


FLORIDINO'S OF LAKE WALES, INC

Note payable, First Union Bank, payable in monthly installments of $350, including interest at the prime rate as published by the Wall Street Journal, plus 2%. The loan is unsecured and has a balloon payment of approximately
$17,400, plus interest, due on February 2, 2000                                                                20,476         21,570

Note payable, Colonial Bank, payable in monthly installments of $775, including interest at the prime rate as published by the Wall Street Journal, plus 2%. The loan is secured by  restaurant equipment and was due in full on December 23, 1997
The Company retired the debt in 1999                                                                           46,241         38,650

Note payable, payable in monthly installments  of $475, including interest at a fixed
annual rate of 8%                                                                                                  --          5,410

FLORIDINO'S INTERNATIONAL INC

Note payable, Colonial Bank, payable in monthly installments of $522, including interest at a fixed annual rate of 11.25%. The loan is secured by equipment and
has a balloon payment of  approximately $24,100, plus interest, due on June 8, 2000                            33,987         36,172

Note payable, First Union Bank, payable in monthly installments of $166, including interest at the prime rate as published by the Wall Street Journal, plus 2%
The loan was retired in 1988                                                                                       --            885

Note payable, Lanier, payable in monthly installments of $128, including interest at
a fixed annual rate of $4. The loan was retired in 1998                                                            --            323

Note payable, Honkamp, Krueger & Co., P.C., payable in monthly installments of
$541, including interest at a fixed annual rate of 9%.  The loan is secured by property owned personally by a stockholder of the company, and has a balloon payment of
approximately $48,800, plus interest due on May 21, 2000                                                       51,060         52,215

Note payable, Honkamp Krueger & Co., P.C., payable in monthly installments of
$177, including interest at a fixed annual rate of 9%.  The loan is secured by property owned personally by a stockholder of the company, and has a balloon
payment of  approximately $11,100, plus interest due on October 10, 2000                                       13,190         13,855

Note payable, David Mills, payable in monthly installments of $200.  The loan
is non-interest bearing.  The loan was retired in 1998                                                             --          2,100

FLORIDINO'S OF BARTOW, INC

Note payable, Colonial Bank, payable in monthly principal installments of $655, plus interest at the prime rate as published by the Wall Street Journal, plus
2%. The loan is secured by restaurant equipment and has a balloon payment of
approximately $33,000 plus interest, due on July 23, 1999                                                      38,359         48,577


                                       54

Note payable, Citrus & Chemical Bank, payable in monthly installments of $184, including interest at a fixed annual rate of 9.5%. The loan is secured by
equipment and is due in full on March 29, 1998                                                                    752            752


FLORIDINO'S INTERNATIONAL HOLDINGS, INC

Note payable, former shareholder, payable in monthly installments of $500,
including interest at a fixed annual rate of 8%.  The loan is due in  August 1999                               3,591          9,063

Note payable, vendor, payable in monthly installments of $1,500, including interest at
a fixed annual rate of 13%.  The loan is unsecured                                                              9,884             --

Note payable, individual, payable on demand.  Interest is payable monthly at a fixed annual
rate of 8%.  The loan is unsecured                                                                             16,510             --

FLORIDINO'S PIZZA ETC., INC

Note payable, Colonial Bank, payable in monthly installments of $212, including interest at a fixed annual rate of 9.75%. The loan is secured by a second mortgage on property owned by a stockholder of the company and is due
in full on February 28, 2001                                                                                    5,133          7,070

Note payable, First Union Bank, payable in monthly installments of $500, including interest at the prime rate as published by the Wall Street Journal, plus 2%. The loan is secured by a second mortgage on property owned by a stockholder of the Company and has a balloon payment of approximately $37,000,
plus interest, due on November 20, 1998                                                                        43,161         43,909

Note payable, First Union Bank, payable in monthly installments of $231, including interest at the prime rate as published by the Wall Street Journal, plus 2%
The loan is secured by vehicles and is due in full on March 3, 2000                                             5,133          6,945

Note payable, First Union Bank, payable in monthly installments of $332, including interest at the prime rate as published by the Wall Street Journal, plus 2%. The loan is secured by personal property owned by a stockholder of the
Company and is due in full on December 20, 2000                                                                 7,705         10,290

Note payable, Ledwig, payable in monthly installments of $529, including interest at a fixed annual rate of 10%. The loan is secured by restaurant
equipment and is due in full in October 1999                                                                    5,535         10,602

Note payable, First Union Bank, payable in monthly installments of $500, including interest at the prime rate as published by the Wall Street journal, plus 2%. The loan is secured by restaurant equipment and a vehicle owned by a stockholder of the company, and has a balloon  payment of approximately
$36,000, plus interest, due on November 20, 1998                                                               40,036         41,604
                                                                                                             --------       --------
                                                                                                              385,312        416,331
                                            Less: Current Maturities                                          313,728         89,872
                                                                                                             --------       --------
                                            Long Term Debt                                                     71,584        326,459
                                                                                                             ========       ========

There are no sinking fund requirements regarding long term debt. The following represents the maturities schedule for long term debt at December 31, 1998:

                                 2000          $42,196
                                 2001           16,167
                                 2002            8,133
                                 2003            5,088
                                               -------
                                Total          $71,584
                                               =======


NOTE 4.  LEASE OBLIGATIONS

The Company leases certain restaurant and office space, and certain equipment, under operating leases. Most of the Company's operating leases are for a period of three or five years with renewal options.

At December 31, 1998, total future minimum lease payments under operating leases are as follows:

       Year ended December 31,
       1999                                                      $126,721
       2000                                                        45,894
                                                                 --------
       Total future minimum lease payments                       $172,615
                                                                 ========

The Company is the lessee of certain computer equipment under capital leases expiring in 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lower of their related lease terms or their estimated productive lives. There was no amortization of assets under capital leases for 1998 and 1997. Computer equipment held under capital leases was $49,200 and $0 for 1998 and 1997, respectively.

Minimum future lease payments, under capital leases as of December 31, 1998, for each of the next five years and in the aggregate are:

       Year ended December 31,
       1999                                                        $15,900
       2000                                                         15,900
       2001                                                         15,900
       2002                                                         15,900
       2003                                                         15,900
       Thereafter                                                       --
                                                                    ------
                                                                    79,500

       Less: Amount representing interest                           (30,300)
                                                                    -------
       Present value of net minimum lease payment                    49,200
       Less: Current portion                                         (6,490)
                                                                    -------
       Obligations under capital leases net of current portion     $ 42,710
                                                                   ========

Interest rates on capitalized leases vary from 19% to 21% imputed based on the lower the of Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

Capitalized leases are amortized over the life of the assets or the term of the lease, whichever is less. The amortization periods range from three to seven years.

NOTE 5.  FRANCHISE AGREEMENTS

Under the provisions of the franchise sales agreements, the Company agrees to provide services to assist the franchise in setting up and operating a restaurant. The service provided includes assistance in site selection, training personnel, implementation of an accounting system, design of quality control programs, and operating assistance.

During the year ended December 31, 1997, Floridino's International, Inc. sold five franchises. There were eight franchise outlets in operation as of December 31, 1998 and nine as of December 31, 1997.

The Company defers recognition of franchise fee revenue until they have fulfilled all of their required services stipulated in the franchise agreements. There were no amounts recorded for deferred revenue from franchised outlets at December 31, 1998, and $59,500 recorded at December 31, 1997.

NOTE 6.  RELATED PARTY TRANSACTIONS

Floridino's International, Inc. and Floridino's Pizza Etc., Inc. rent real property from a Floridino's International Holdings, Inc.'s shareholder, and President, Michael Floridino. There is no formal lease agreement between this shareholder and the Company or its wholly owned subsidiaries, Floridino's International, Inc. and Floridino's Pizza Etc., Inc. Total rent paid to the shareholder during the years ended December 31, 1998, and 1997, approximated $26,000 and $32,000, respectively.

On November 1, 1998, the Company issued 1,680,000 shares of restricted common stock, subject to Rule 144, to Toho Ventures Ltd., in exchange for 100% of the outstanding stock of Zoops Soups Inc. and Floridino's Inc.. This consummated an acquisition of the two entities which became wholly owned subsidiaries of the Company. Toho Ventures Ltd. is a company whose majority shareholder, Nick Pirgousis, became the Chairman of the Board of the Company and its majority shareholder subsequent to the acquisition.

At December 31, 1998, short-term loans payable to officer consisted of non-interest bearing loan maturing in May 1999.

Interest was not recorded on this transaction due to the fact that the nature of the loan was of such a short term (six months) and the applicable rate to be applied (approximately 8%) would have produced an immaterial amount.

NOTE 7.  COMMON STOCK AND WARRANTS

PRIVATE OFFERING

During July of 1997, the Company initiated a private offering. The offering consisted of 20,000 Units, each Unit consisting of 25 shares of common stock, and 45 redeemable common stock purchase warrants, at a price of $5.00 per Unit. Each stock purchase warrant included in the Units is exercisable into one share of the Company's common stock at a price of $1.00 per share during the nine month period after the closing of the offering. These warrants were extended until December 6, 1998. Accordingly, the Company issued 500,000 shares of common stock and 900,000 warrants as a result of the private offering. The Company issued an additional 200,000 restricted shares of common stock in lieu of payment for services rendered in connection with the private offering. The common stock and warrants constituting a Unit may be separately transferred at any time after issuance. In December 1997, 18,000 shares of common stock were purchased under the warrants.

In 1998, the Board voted to extend the warrants through March of 1999. In 1998, 261,000 warrants were exercised at $1.00 per share.

RESTRICTED STOCK

Until such time as a public market exists for the common stock of the Company, the shares owned by insiders, officers and directors totaling 3,469,700 are deemed "restricted securities" as that term is defined under the Securities Act; and in the future these shares may be sold under Rule 144, which provides in essence, that a person holding restricted securities for a period of one year may sell every three months an amount equal to the greater of (a) one percent of the Company's issued and outstanding common stock or (b) the average weekly trading volume of the common stock during the four calendar weeks prior to such sale.

NOTE 8.  SUBSEQUENT EVENTS

RESTAURANTS

During 1999, in order to streamline operations, all unprofitable restaurants existing in 1998 were closed. The only restaurant remaining in Florida is the North Lakeland operation. The North Lakeland store is being renovated and will be fully operational by the end of October 1999. This store will be a full service restaurant.

The Floridino's New York and Zoop Soups operation have been merged into one restaurant. The new restaurant, located at Broadway and 23rd Street, in Manhattan, New York, will serve as the test store for the Company's new urban concept. The 23rd Street location has been opened since September 1, 1999.

The Company is opening two express concept restaurants in Lake Wales and Delray, Florida. The "Floridino's Fast Italian" concept restaurants are under construction and are targeted to open on December 1, 1999.

FROZEN FOOD DIVISION

During 1999, Floridino's Specialties Distribution, Inc., the frozen foods division, expanded and renovated its manufacturing facility. The division has secured USDA approval to commence production. It is anticipated that the plant will begin to fulfill orders in November of 1999. The division will private label product for restaurant chains and will sell its own brand through food brokers and super markets.

COMMON STOCK AND WARRANTS

During 1999, the remaining warrants issued under the July 1997 private placement were exercised. In total, 837,000 of the original warrants have been exercised. The remaining 63,000 original warrants have lapsed. The exercise price of $1.00 per share was paid for the issuance of 135,000 shares of common stock. An additional 423,000 shares were issued at $0.50 per share.

In July 1999, the Company raised $1,000,000 in capital through a Regulation
D 505 private placement offering. Two million shares of common stock were sold at $0.50 per share. Additional shares of stock, totaling 140,000, were issued to individuals, including a director of the Company, in partial payment for services rendered and/or to be rendered, during 1999.

FRANCHISE OPERATIONS

The Company is in the process of updating its Uniform Franchise Offering Circular (UFOC). The Company plans to market several new franchise concepts to potential franchisees in the second quarter of 2000.

DEBT REDUCTION

A substantial portion of the capital raised through private placement offerings has been utilized to restructure and reduce the Company's long-term debt. All of the loans payable to Colonial Bank have been satisfied in 1999. Currently, all obligations to First Union Bank are being negotiated. It is the opinion of outside counsel, that the obligations to First Union will be satisfied for approximately 50% of the principal amounts owing. The accompanying financial statements do not include the effects of this uncertainty.

NOTE 9.  YEAR 2000 READINESS STATEMENT (UNAUDITED)

The Company is actively addressing the issues related to the date change in year 2000. This is necessary because many computer systems were programmed using only two digits to contain the year in the date fields. On January 1, 2000, many of these programs will fail to perform date calculations correctly and produce erroneous results. This could temporarily prevent the Company from processing business transactions. The Company began efforts to address this issue.

Currently, all computer systems including both IT and non-IT systems and work is underway to remedy those systems deemed to be year 2000 non-compliant. The non-IT systems are primarily systems with embedded processors such as telephones and security systems. The remediation of the IT and non-IT systems is expected to be completed by the end of 1999. The Company has obtained letters of certification from its mission critical computer systems and software vendors.

The costs associated with the remediation efforts have been internally generated. Any external costs, projected to be incurred, to achieve compliance will be funded from the Company's existing working capital and are not expected to be material in nature.

There are significant risks associated with the year 2000 issues. Many of these risks such as those associated with electrical power or telecommunications are outside the reasonable control of the Company. Although the Company believes its remediation and contingency planning efforts adequately identify and address the year 2000 issues that are within the Company's reasonable control, there can be no assurance that the Company's efforts will be fully effective. Due to the significant risks, the Company's management is monitoring these efforts very closely.

NOTE 10: RESTATEMENT AND PRIOR PERIOD ADJUSTMENT

Subsequent to issuance of the financial statements for December 31, 1998, management determined that the accounting for the acquisition of the subsidiary on November 1, 1998 and the accounting for the closure of certain restaurants was incorrect. Originally the accounting method used to record the transaction was the purchase method. Upon review, management determined that the pooling method should have been employed. In addition, management determined that the purchase of the Bartow subsidiary in fiscal year 1997 that resulted in recording $10,000 as minority interest should be adjusted since a review of the purchase indicated that 100% of the subsidiary had been purchased and that no minority interest should be recorded as a result. In addition to this, the accounting for the cost of store closings as a discontinued operation was incorrect since the Company continued to operate the restaurant segment and therefore should account for the operations of the stores that were closed as part of loss from continued operations.

These errors resulted in a restatement of the consolidated balance sheet, consolidated statement of operations, and consolidated statement of changes in shareholders' equity. Below is a schedule of balances that were affected by these restatements.
                                                   As restated      As reported
                                                   -----------      -----------

Additional paid in Capital                            884,657           792,711
Retained deficit                                   (1,260,176)       (1,178,230)

Food & beverage sales                               1,666,800         1,577,564
Cost of goods sold                                  1,066,855           573,966
Gross profit                                          691,652         1,131,684
General & administrative cost                       1,190,743           666,098


ITEM 3.    DESCRIPTION OF PROPERTY

As of September 30, 2000, the Company held ownership to three (3) parcels of land situated in the State of Florida as follows:

         i. A parcel at 3560 Cypress Gardens Road, Winter Haven, Florida, is valued at approximately $160,000 and possesses encumbrances of $120,000. This is the location of the Company's corporate offices and is approximately 2,520 square feet.

         ii. The parcel at 8141 State Road 33 North, in Lakeland, Florida is the site of the Company's frozen food production plant. The production plant is approximately 6,000 square feet. The land site and building structure are valued at approximately $400,000.

         iii. The parcel at 8135 State Road 33 North, in Lakeland, Florida is the site adjacent to the Company's Lakeland plant and is approximately one acre in size. The land site is valued at $350,000.

Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth the information, to the best knowledge of the Company as of September 30, 2000, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group. The Company also provides beneficial ownership information with respect to each of its executive officers.

Name and Address of                         Amount and Nature of                        Percent
Beneficial Owner                            Beneficial Ownership                      of Class(4)
----------------                            --------------------                      -----------
Michael Floridino (President/Director)               749,700                               10.35%
3560 Cypress Gardens Road (5)
Winter Haven, Florida 33884

William C. Keeler (CEO)                                3,000                                  *
5836 Spruce Creek Drive
Port Orange, Florida  32127

Hynford Holdings Ltd.                                500,000                                 6.9%
Cable Beach Court - Ste. #1
Nassau, Bahamas

Chevas Holdings Ltd.                                 500,000                                 6.9%
66-Musard Road
London, UK

Nick Pirgousis(Director)(1)(2)                     2,144,000                                29.6%
494 La Guardia Place
New York, NY 10012

Frank Dolney (Secretary/Treasurer/Director)        1,680,000                                23.9%
4291 Old Nine Foot Road (1)
Winter Haven, FL 33880


                                       62

Toho Ventures Ltd. (1)                             1,680,000                                23.9%
494 LaGuardia Place
New York, NY 10012

George Pirgousis (Director)(3)                       142,000                                 2.0%
494 La Guardia Place
New York, NY 10012

William C. Scott (Director)                           40,000                                 *
95 Madison Avenue
Morristown, New Jersey 07960

Raffles Toho Ltd.(2)                                 464,000                                 6.4%
494 La Guardia Place
New York, NY 10012

Lokee LLC (3)                                        142,000                                 2.0%
494 La Guardia Place
New York, NY 10012

Roman Fisher                                               0                                   0
3100 N. Ocean Blvd., #809
Ft. Lauderdale, FL 33308

All Directors and                                  4,758,700                                65.7%
Executive Officers as a
Group (7 persons)
-----------------------

*  Less than 1% percent

(1) As of September 30, 2000, Nick Pirgousis, Chairman of the Board, and Frank Dolney, Secretary/Treasurer and a director, own 100% own a fifty (50%) percent interest in of Toho Ventures Ltd., which owns 1,680,000 shares of Common Stock of the Company. The corresponding amount of shares beneficially owned by Nick Pirgousis and Frank Dolney each individually include all 1,680,000 shares of Common Stock of the Company owned beneficially through Toho Ventures Ltd. in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act").

(2) As of September 30, 2000, Nick Pirgousis, Chairman of the Board, is the sole beneficial owner of Raffles Toho Ltd., which owns 464,000 shares of Common Stock of the Company. The corresponding amount of shares beneficially owned by Nick Pirgousis includes the 464,000 shares of Common Stock of the Company owned beneficially through Raffles Toho Ltd. in accordance with Rule 13d-3 of the Exchange Act.

(3) As of December 31, 1999, George Pirgousis, a director, is the sole beneficial owner of Lokee LLC which owns 142,000 shares of the Company. The corresponding amount of shares beneficially owned by George Pirgousis includes the 142,000 shares of Common Stock of the Company owned beneficially through Lokee LLC in accordance with Rule 13d-3 of the Exchange Act.

(4) Percent of Class is based on 7,245,000 shares of Common Stock outstanding as of the date of September 30, 2000.

(5) In January 2000, Mr. Floridino, President and a director of the Company, returned 512,000 shares of Common Stock to the Company and transferred 13,000 shares of Common Stock to an unaffiliated third party in satisfaction of a mortgage on property the Company purchased from Mr.

Floridino. These shares were returned or transferred pursuant to oral agreements between Mr. Floridino and the Company.

Rule 13d-3(d)(1)(i) under the Exchange Act, regarding the determination of beneficial owners of securities, includes as beneficial owners of securities, among others, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power with respect to such securities; and, any person who has the right to acquire beneficial ownership of such security within sixty days through a means, including, but not limited to, the exercise of any option, warrant, right or conversion of a security. Any securities not outstanding that are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

                                            Position(s) Held and                Period Served as Director
Name                       Age              Duration of Service
----------------           ---              -------------------                 ---------------
William C. Keeler          47               Chief Executive Officer

Michael Floridino          42               President/Director                  July 1997 to present

Frank Dolney               44               Secretary/Treasurer/Director        January 1999 to present

Nick Pirgousis             45               Chairman of Board                   January 1999 to present

George Pirgousis           59               Director                            January 1999 to present

William A. Scott           56               Director                            March
1999
------------------------------------------------------------

* Roman Fisher was elected to serve on the Board of Directors at the annual meeting of stockholders on July 21, 2000.

All directors hold office until the next annual meeting of stockholders, held on June 15th of each year, and until their successors have been duly elected and qualified. There are no agreements with respects to the election of directors.

Business Experience:

William Keeler, Chief Executive Officer. Since November 1999, Mr. Keeler has been the Company's Chief Executive Officer. Mr. Keeler has over twenty years of experience in the food industry including work in retail restaurants and wholesale distribution. From January 1998 to November 1999, Mr. Keeler worked as Vice President of Sales and Marketing for Bari Importing Corp., where he supervised all marketing aspects of that company, increased sales and profits over 20%, instituted a new commission program, instituted a new sales software program, designed an equipment program bringing new customers and opening new opportunities for the sales force. From1994 to May 1995, he was regional sales manager, and from May 1995 to September 1996, he was general sales manager, and from September 1996 to January 1998, he was vice president of sales, all at Rykoff Sexton US Food Services. Mr. Keeler was district sales manager and district sales director at Sysco Foods from 1991 to 1994. Prior to being territory and district sales manager and director of corporate produce sales for White Swan Food Service from 1984 to 1991, Mr. Keeler was the franchise owner of five Kentucky Fried Chicken franchises from 1978 to 1984.

Michael Floridino, President and Director. Mr. Floridino is the founder of the Company and since July 1997, he has been President and a director of the Company. Mr. Floridino has been in the - restaurant business since he was a teenager. In 1988, Mr. Floridino moved to Winter Haven, Florida and founded the first Floridino's restaurant. He is the owner and originator of the recipes of Floridino's which have been handed down to him through his family and perfected by him. Mr. Floridino's expertise lies within the food development and restaurant operations business.

Frank Dolney, Secretary/Treasurer and Director. Mr. Dolney has been Secretary/Treasurer and a director since January 1999. During the past 18 years, Mr. Dolney has worked as an investment executive in the areas of portfolio management, private placements and tax strategy. From 1996 to 1999, Mr. Dolney served as a private investment consultant for various entities throughout the United States. From 1990 to 1995, Mr. Dolney worked with AT Broad & Company in New York as an investment executive identifying corporate finance and merger and acquisition candidates for top management. From 1979 to 1981, Mr. Dolney was Assistant Operations Manager with Merrill Lynch Pierce Fenner & Smith. Mr. Dolney graduated from Hofstra University in 1979 with a Bachelors of Business Administration in Finance and Economics.

Nick Pirgousis, Chairman of the Board of Directors. Mr. Pirgousis has been Chairman of the Board since January 1999 and served as Chief Executive Officer from June1999 until November 1999. Mr. Pirgousis opened his first restaurant at the age of 18 in New York City. Since the beginning of his career and through the present, Mr. Pirgousis has operated and managed various restaurants in New York. From early 1998 until its purchase by the Company in November 1998, he owned and operated Zoop Soups, Inc. Since 1982, he has been part owner of and has managed two Silver Spurs restaurants located in New York City with his brother, George Pirgousis. He has also overseen the growth of a number of establishments throughout his career in the food and beverage industry as a consultant utilizing his restaurant expertise to advise on the operation and management of each entity.

William Scott, Director. Mr. Scott has served as a director of the Company since March 1999. He is a certified accountant in the State of Florida for over 22 years and has an extensive financial and accounting background. In 1974, Mr. Scott started his own private accounting firm and continues in this private practice through the present. During the first seven years of his career, Mr. Scott worked for Price Waterhouse & Co.

George Pirgousis, Director. Mr. Pirgousis, the brother of Nick Pirgousis, has served as a director of the Company since January 1999. He has been a restauranteur for the past 35 years. Since 1982, he has managed and is part owner of the two Silver Spurs restaurants located in New York City with Nick Pirgousis, his brother. His expertise is the daily operations of restaurants with a strong emphasis in purchasing and inventory control.

Roman Fisher, Director. Mr. Fisher has served as a director of the Company since July 2000. Mr. Fisher has gained his management experience as a founder and executive officer of several private and public companies over the past 20 years. He is Executive Vice-President of Bork Consulting Corporation, a private consulting company where he is currently coordinating the consolidation of technology driven companies through strategic planning and development. Mr. Fisher was President and a Director of Globatron Corporation., a publicly traded telecommunications company (formerly known as Win-Gate Equity Group, Inc.) from its inception in May 1996 until January 2000 and continues to serve on its Board of Directors, and the Board of Directors of Investors Street, a NASD member broker-dealer. From 1985 to 1998, he was an executive with Metropolitan Health Networks, a publicly traded company, where he was responsible for implementing database management, computer systems as well as the design and development of the corporate web site. He received a Masters of Science degree from Nova University in 1984 and his law degree from the University of Basel, Switzerland in 1972.

Involvement in Certain Legal Proceedings:
-----------------------------------------

To the best knowledge of management, during the past five years, no present or former director or executive officer of the Company:

         (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

         (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him form or otherwise limiting, the following activities:

         (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

         (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

         (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

         (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in subsequently reversed, suspended, or vacate;

         (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Directors of Other Reporting Companies:
---------------------------------------

Roman Fisher is a director of Globaltron Corporation (formerly known as Win-Gate Equity Group, Inc.), a company which files reports with the Securities and Exchange Commission.

Family Relationships:
---------------------

Nick Pirgousis, Chairman of the Board of Directors, and George Pirgousis, a Director, are brothers. There are no other family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

Compliance with Section 16(a) of the Exchange Act:
--------------------------------------------------

Directors, officers, and beneficial owners of more than 10% of any class of equity securities of the Company registered pursuant to Section 12 of the Securities Act of 1933, as amended, are required to file on a timely basis certain reports under Section 16 of the Exchange Act as to their beneficial ownership of the Company's common stock. The Initial Statements of Beneficial Ownership on Form 3 for Messrs. Keeler, Pirgousis, Scott and Pirgousis were filed on June 16, 2000. The Form 3's for Messrs. Dolney and Floridino were filed on December 6, 2000.

Item 6.    EXECUTIVE COMPENSATION

The following table sets forth the total compensation awarded or paid by the Company to its president, for the fiscal year ended December 31, 1999 and 1998. No other executive officer of the Company had a total annual salary and bonus in excess of $100,000 for fiscal 1999 and 1998.

                           Summary Compensation Table

                                                                                               Long Term Compensation
                                                                                               --------------------
                                   Annual Compensation                                         Awards        Payouts
                                  ---------------------                                        -------       --------
and                                                  Annual         Restricted    Under-                     Other
Principal                                            Compen-        Stock         lying          LTIP        Compen-
Position        Year          Salary     Bonus       sation         Awards        Options       Payouts      sation
--------        ----          ------     -----       ------         ------        -------       -------      ------

Michael         1999         $75,000       0             0            0              0             0             0
Floridino,
President,      1998         $76,120       0             0            0              0             0             0


William        1999          $20,000       0             0            0              0             0             0
Keeler,
CEO

*Mr. Keeler was not employed by the Company until November 1999.

The Company has not had a bonus, profit sharing or deferred compensation plan for the benefit of its employees, officers or directors.

Compensation of Directors: None.
--------------------------

Option Grants in 1999: None

Employment Contracts and Termination of Employment and Change of
----------------------------------------------------------------
Control Arrangements:
---------------------

There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's Common Stock, except as disclosed in ITEM 6-Executive Compensation and the following paragraphs:

(a) On November 1, 1998, the Company issued 1,680,000 shares of restricted common stock to Toho Ventures Ltd. in exchange for 200 shares of common stock of Zoop Soups, Inc., representing 100% of its issued and outstanding common stock, and 200 shares of common stock of Floridino's of New York, representing 100% of its issued and outstanding common stock. Toho Ventures Ltd. is a company whose shareholders are Nick Pirgousis, the Chairman of the Board of Directors, and Frank Dolney, Secretary, Treasurer and a Director, of the Company.

(b) In May 1999, the Company issued 50,000 shares of common stock to Michael Floridino, the Company's president, in connection with the purchase of three (3) parcels of real estate located at 1810 3rd Street, S.E., Winter Haven, Florida, 300 Cypress Gardens Blvd, Winter Haven, Florida 33880, 3560 Cypress Gardens Road, Winter Haven, Florida 33884. For additional consideration to Michael Floridino, the Company assumed the liabilities and encumbrances on each of those properties. The property provided by Michael Floridino was the fair market value in accordance with inquiries and appraisals made by the Company through various real estate brokers in the Winter Haven, Florida area. The total market value of the three properties, not reduced by mortgages, liens and encumbrances, was approximately $639,000. The valuation of the liabilities on the properties was $389,000.

(c) During the course of the 1999 fiscal year, the Company received funding for reconstruction of the Company's operations from Raffles Toho Inc., in the total sum of approximately $258,020. Raffles Toho is wholly owned by the Chairman of the Board of Directors of the Company, Nick Pirgousis. The advance of such funds is evidenced by three promissory notes. The terms of the notes provide for interest to be assessed at an annual rate of 8.25%. The individual notes held by Raffles Toho, issued on August 31, 1999, are for $120,435 and $72,197. These had a balloon payment due on September 1, 2000, extended to October 31, 2000. A third individual note issued on August 31, 1999 for $65,388 had a balloon payment due on January 1, 2000. In November 2000, the maturity dates of all three promissory notes were extended to January 2002.

TRANSACTIONS WITH MANAGEMENT:

(d) During fiscal year 1998, Floridino's International, Inc. and Floridino's Pizza Etc., Inc. rented real property from Floridino's International Holdings, Inc.'s shareholder, and President, Michael Floridino. There was no formal lease agreement between Mr. Floridino and the Company or its wholly owned subsidiaries. Total rent paid to the Mr. Floridino during the year ended December 31, 1998 approximated $26,000. The Company cancelled this oral agreement in January 1999. The transactions described were on terms that are at least as favorable to the Company as would be expected to be negotiated with unaffiliated third parties and no preferences have been given to any of the parties with whom the Company has transacted.

Item 8.   DESCRIPTION OF SECURITIES

         Common Stock
         ------------

The Company is authorized under its Articles of Incorporation to issue 25,000,000 shares of $.001 par value Common Stock Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of Common Stock issued and outstanding are fully paid and non-assessable.

         Convertible Promissory Note
         ---------------------------

         The convertible promissory note issued to one accredited investor in October 1999 (the "Note") has a face amount of $750,000 and is convertible into shares of the Company's Common Stock at a 40% discount from the preceding five
(5) day average of the closing price of a share of Common Stock on the date of conversion. The Note bears interest at the rate of 9% per annum and matures in October 2001. As of September 30, 2000, $500,000 of the face amount of the Note became convertible into 151,151 shares of Common Stock but it had yet not been converted by the holder.

                                     PART II
                                     -------

ITEM 1.     MARKET PRICE OF AND DIVIDENDS FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

The Company's Common Stock is quoted on the NASD Electronic Bulletin Board (OTC:BB) under the trading symbol "FDNO". The following table sets forth, the highest and lowest bid prices for the Common Stock as reported by the National Quotation Bureau. The prices set forth below represent inter-dealer quotations, without retail mark-up, mark-down or commission and may not be reflective of actual transactions.
                                                        High           Low
                                                       ------         ------
Fiscal Year Ended December 31, 1997:
------------------------------------

Fourth Quarter ................................        $6.00           $5.00

Fiscal Year Ended December 31, 1998:
------------------------------------

First Quarter..................................        $5.50           $5.25
Second Quarter.................................        $5.50           $4.00
Third Quarter..................................        $5.75           $5.375
Fourth Quarter.................................        $5.50           $5.00

Fiscal Year Ended December 31, 1999:
------------------------------------

First Quarter..................................        $6.0625         $5.00
Second Quarter.................................        $6.125          $5.00
Third Quarter .................................        $7.875          $5.625
Fourth Quarter ................................        $8.875          $6.00

Fiscal Year Ended December 31, 2000:
------------------------------------

First Quarter..................................        $9.25           $8.25
Second Quarter.................................        $9.25           $6.03
Third Quarter .................................        $8.31           $3.50


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

Holders
-------

There were approximately 73 holders of record of the Company's Common Stock as of September 30, 2000.

Dividends
---------

The Company has not declared or paid any cash dividends to date and does not anticipate or contemplate paying dividends in the forseeable future. The Company plans to retain any future earnings for use in the Company's business.

ITEM 2.     LEGAL PROCEEDINGS

There are no material legal proceedings outside of the ordinary course of business.

Item 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On January 17, 2000, the Company dismissed the certified public accounting firm, Infante, Lago and Company, as a result of the departure of Jesus Lago, the partner overseeing the audit and financial reporting of the Company. Mr. Lago has become a partner of the certified public accounting firm of Berkovits and Company, P.A., located in the Plantation, Florida and the Company elected to retain this firm for the purpose of conducting future audits of the Company and for providing financial reports for the Company. The engagement of the accounting firm of Berkovits & Company commenced on January 17, 2000.

The decision to dismiss Infante, Lago and Company was based solely on the departure of Mr. Lago from that firm and did not stem from any disagreement between the Company and Infante, Lago on any matter of accounting principles, practices, financial statements, disclosure or auditing practices or procedures. No such disagreements existed between the Company and Infante, Lago prior to their dismissal.

The Company on December 17, 1999 filed a Form 8-K reflecting this change which has been subsequently amended. The Form 8-K/A is incorporated by reference herein and investors are directed to that filing for disclosure purposes. The principal accountant's report on the financial statements for either of the past two years did not contain an adverse opinion or disclaimer of opinion, or was modified as to audit scope, or accounting principles. The accountant's report for the fiscal year ended December 31, 1999 was modified with respect to the Company's ability to continue as a going concern. Additionally, the decision to change accountants was approved by the board of directors of the Company and ratified by stockholders on July 21, 2000 at their annual meeting.


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

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

(a) In October 1999, the Company sold a convertible promissory note with a face amount of $750,000 to one accredited investor who acquired the promissory note with investment intent pursuant to Rule 506 of the Securities Act of 1933, as amended (the "Securities Act").

(b) Pursuant to its Consulting Agreement with the Ephraim Group, and William Scott, in August 1999, the Company issued 100,000 shares and 40,000 shares, respectively, of restricted Common Stock to these consultants. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

(c) The Company sold 2,000,000 shares of its restricted Common Stock at $.50 per share in July 1999 for gross offering proceeds of $1,000,000 to accredited investors who acquired the shares with investment intent pursuant to Rule 505 of Regulation D of the Securities Act.

(d) On May 23, 1999, the Company issued 50,000 shares of restricted Common Stock to Michael Floridino, in connection with the purchase by the Company of three
(3) parcels of real estate located at 1810 3rd Street, S.E., Winter Haven, Florida, 300 Cypress Gardens Blvd, Winter Haven, Florida 33880, 3560 Cypress Gardens Road, Winter Haven, Florida 33884. For additional consideration to Michael Floridino, the Company assumed the liabilities and encumbrances on each of those properties and other liabilities associated with the Company's business activities. The issuance by the Company of 50,000 shares of restricted Common Stock to Michael Floridino was exempt from registration under Section 4(2) of the Securities Act as it was a private offering of shares by the issuer to an officer and director of the Company who acquired the shares with investment intent. The estimated value of the consideration received for the May 1999 issuance was approximately $250,000.

(e) On November 16, 1998, the Company issued 500,000 shares of restricted Common Stock to Hynford Holdings Inc., a Bahamian corporation, in connection with the purchase by the Company of various production machinery, auxiliary, plant and restaurant equipment owned by Hynford Holdings. The issuance of 500,000 shares to Hynford Holdings, Inc., was exempt from registration under Section 4(2) of the Securities Act as it was a private offering of shares by the issuer to one accredited investor who acquired the shares with investment intent. The estimated value of the consideration received for the November 1998 issuance was approximately $87,000.

(f) On November 1, 1998, the Company issued 1,680,000 shares of restricted common stock, to Toho Ventures Ltd., in exchange for 200 shares of common stock of Zoop Soups, Inc., representing 100% of the issued and outstanding stock of Zoop Soups, Inc. and 200 shares of common stock of Floridino's of New York, representing 100% of the issued and outstanding common stock of the two entities. The two entities were combined to form Floridino's, Inc., which became a wholly owned subsidiary of the Company. The issuance of 1,680,000 shares to Toho Ventures was exempt from registration under Section 4(2) of the Securities Act as it was a private offering of shares by the issuer to one accredited investor who acquired the shares with investment intent. The estimated value of the consideration received for the November 1998 issuance was approximately $337,000.


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

(g) In July 1997, the Company conducted a private placement of 20,000 units at $5.00 per unit, each unit consisting of 25 shares of Common stock and 45 Common Stock purchase warrants exercisable at $1.00 per share until June 1998. The units were offered at a price of $5.00 per unit. The offering to accredited investors was exempt from registration pursuant to the exemption provided by Rule 504 of Regulation D of the Securities Act. In December 1997, 18,000 shares of Common Stock were issued by the Company upon the exercise of 18,000 warrants for gross proceeds of $18,000. The expiration date of the warrants was extended to December 31, 1998 and then to March 31, 1999, and the exercise price was reduced to $.50 in March 1999 in order to induce the exercise of the outstanding warrants. In December 1998, 261,000 shares of Common Stock were issued by the Company upon the exercise of warrants at $1.00 per share for gross proceeds of $261,000. During 1999, 558,000 shares of Common Stock were issued by the Company upon the exercise of warrants, 135,000 warrants were exercised for gross proceeds of $135,000 and 423,000 warrants were exercised at $.50 per share for gross proceeds of $211,500.

(h) In July 1997, the Company acquired from Michael Floridino all of the outstanding stock in Floridino's Pizza Etc. Inc., Floridino's of Lake Wales, Inc., Hard Ball Cafe, Inc., Floridino's Home of the Calzone, Inc., Floridino's International, Inc., and Floridino's of Bartow, Inc. by issuing to him 1,800,000 shares of restricted Common Stock pursuant to Section 4(2) of the Securities Act.


ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification of the directors and officers of the Company is authorized pursuant to the Company's Articles of Incorporation and By-laws and to the fullest extent permitted by Florida law. It is possible that the Company will be required to pay certain judgments, fines and expenses incurred by an officer or director, including reasonable attorneys' fees, as a result of actions or proceedings in which such officers and directors are involved by reason of being or having been an officer or director provided that said officer or directors acted in good faith.

Under Florida Law, a corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.


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

                                    PART III
                                    --------

ITEM 1.     FINANCIAL STATEMENTS, EXHIBITS AND REPORTS ON FORM 8-K

(A) FINANCIAL STATEMENTS
The following financial statements are filed as part of this registration statement:

    Auditors' Reports
    Balance Sheet
    Statement of Loss
    Statement of Cash Flows
    Statement of Shareholders' Equity (Deficit)
    Selected Financial Data
    Notes to Financial Statements

(B) EXHIBITS AND INDEX OF EXHIBITS

The following exhibits are included in Item 13(c).

EXHIBIT

   3         Articles of Incorporation*

   3.1       By-laws**

   10.1      Agreement between Michael Floridino and Company
                 dated May 20, 1999**

   10.2      Promissory Note Between Floridino's Inc. and
                 Raffles Toho Inc.**

   10.3      Promissory Note Between Floridino's Inc. and
                 Raffles Toho Inc.**

   10.4      Promissory Note Between Floridino's Inc. and
                 Toho Partners, LLC**


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

   10.5      Promissory Note Between Floridino's Inc. and
                 Raffles Toho Inc.**

   10.6      Promissory Note Between Floridino's Inc. and
                 Toho Partners, LLC**

   10.7      Standard Franchise Agreement**

   10.8      Consulting Agreement between Floridino's International
                 Holdings, Inc. and the Ephraim Group**

   10.9      Promissory Note - 9.0% Series A Convertible
                  Preferred Promissory Note Due October 31, 2001*

   21        Subsidiaries of Company**

   27        Financial Data Schedule*
------------------------------------
* Filed as an exhibit to Form 10-KSB/A filed contemporaneously herewith. ** Filed as an exhibit to Form 10-SB/A on July 21, 2000.

(C) REPORTS ON FORM 8-K

A report on Form 8-K was filed on December 15, 1999, and subsequently amended on March 27, 2000, July 21, 2000 and contemporaneously herewith and is incorporated herein by this reference herein.


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


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   FLORIDINO'S INTERNATIONAL HOLDINGS, INC.
                                   ----------------------
                                   (Registrant)

Date:   December 29, 2000                   By: /s/ Nick Pirgousis
-------------------------                       ------------------
                                                Chairman of the Board

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